P.E. 12/31/06 ARS



2006 ANNUAL REPORT

1-09608

you see a shopper...



Newell Rubbermaid
Brands That Matter

Newell Rubbermaid at a glance

financial highlights

($ in millions, except per share amounts)	2005	2006	Change
Net sales	$5,717.2	$6,201.0	+ 8.5%
Gross margin %	30.8%	33.4%	+ 260 bps
Strategic SG&A %	3.9%	5.5%	+ 160 bps
Operating income'	$ 619.0	$ 723.0	+ 16.8%
Operating income %'	10.8%	11.7%	+ 90 bps
Diluted net income per share'	$ 1.60	$ 1.88	+ 17.5%

'Please refer to the Reconciliation of Non-GAAP Financial Measures, provided as part of this annual report, for a reconciliation to the most directly comparable GAAP financial measure.

Newell Rubbermaid is a global marketer of consumer and commercial products that touch the lives of people where they work, live and play. Our products and brands are organized into four segments – Office Products, Cleaning, Organization & Décor, Tools & Hardware and Home & Family. *We are committed to building consumer and* commercial Brands That Matter™ while leveraging the benefits of being one company: shared expertise, operating efficiencies and a culture of innovation. What drives our evolution as a global company is our growing understanding of the constantly changing needs of consumers and our ability to create innovative, highly differentiated solutions to meet them.

we see a connection at every life stage.


BIRTH
START SCHOOL
ON THE JOB
NEW HOME
SECOND CAREER
RETIREMENT

highlights 2006 was an important year for Office Products – we grew internal sales almost 6 percent after three consecutive years of no growth. Our investments in new products paid off handsomely with several successful launches, including the Paper Mate® Profile® pen, which offers the smooth writing experience of a gel pen without the smearing, and the exceptionally comfortable Paper Mate® Pro-Fit™ pen. These and other products and brands received an infusion of strategic investment in 2006, including highly creative print and television advertising on a global basis, as well as continued support of the Sharpie® 500 and Sharpie® MINI 300 NASCAR® races. In addition, we expanded our product offering into labeling with the integration of the DYMO acquisition. We welcomed the DYMO team into the Newell Rubbermaid family and delivered better than forecasted results through a shared commitment to collaboration and by leveraging our complementary managerial, marketing and operating capabilities. We continue to be excited about the future for DYMO and the ability to expand our leadership position into additional near-neighbor categories.


Sharpie.
PARKER
DYMO
uni-ball
PAPER MATE.
EXPO
WATERMAN



highlights These businesses collectively drove 4 percent sales growth in 2006, led by particularly strong growth in Rubbermaid Commercial and Rubbermaid Home. We focused our efforts and investments on gaining a deep understanding of what the consumer wants and delivering products that work. We were recognized frequently during the year for our work. A broad survey of facilities managers gave top honors to Rubbermaid Commercial, and a leading consumer products review publication ranked Rubbermaid Home's Configurations® closet system #1. We know these accolades are possible only when we've first delivered successful innovation to the consumer. Our window fashions business regenerated top line growth by leveraging its strong brand recognition and market presence with its fashion forward window covering designs and drapery hardware offering.


Rubbermaid
Rubbermaid
Commercial Products
LEVOLOR
Kirsch.



highlights While the collective sales growth in these businesses was modest in 2006, our established positions in the commercial and retail markets, backed by investments in job site demonstrations, NASCAR® events and other face-to-face initiatives, drove strong growth in our Irwin and Lenox branded product lines. We focused on end user conversion to our products by showing them firsthand how our Lenox® Diamond saw blades cut cast iron smoother and faster; how the IRWIN® Speedbor® Max™ bits make drilling larger holes through any surface a snap; and how Quick-Grip® clamping solutions deliver a powerful hold with the easy pull of a trigger. We also made great strides in collaboration and sharing of expertise among our tools business through a common physical location and emphasis on sharing best practices. Our focus on product innovation, coupled with targeted marketing and the right organizational structure will drive greater profitability in years to come.


IRWIN.
LENOX
Amerock
SHUR-LINE
BERNZOMATIC



highlights These businesses generated almost 11 percent sales growth through a strong product lineup backed by a significant increase in advertising and promotion support. Calphalon continued to drive its established position in the bridal registry market, as well as reach out to consumers through targeted television advertising on The Food Network® and on such programs as the Top Chef competition on the Bravo Network.™ Graco continues to serve as a leader in infant safety, and introduced unique products such as the SafeSeat™ and TurboBooster® car seat and travel systems. Goody expanded their Colour Collection™ and Goody StayPut™ elastic hair bands, while also launching a salon-quality line under the i|m™ brand. Goody's continued sponsorship of numerous girls' and women's athletic events, extensive product sampling and sharp eye for the latest fashion trends supported its strong sales growth.


Goody
Calphalon
GRACO



office products

As the global leader in writing instruments, labeling solutions and office organization, we offer a powerful brand lineup led by the Sharpie,® Parker,® DYMO,® uni-ball,® Paper Mate,® EXPO® and Waterman® brands, among others. From the expansive selection of Sharpie® marker sizes and bold colors, and the ease of use and professional quality of DYMO® labels, to the elegance and craftsmanship of Waterman® and Parker® fine writing instruments, our products create the right first impression.



net sales
($ billions)
$1.7 $1.7 $2.0
2004 2005 2006
operating income[††]
($ millions)
$262 $266 $287
2004 2005 2006
15.5% 15.5% 14.1%
% of net sales

cleaning, organization & décor

We bring innovative commercial cleaning solutions, home organization systems and window fashions to consumers through two of the most recognized names in the world – Rubbermaid® and Levolor.® Rubbermaid Commercial's Brute® trash cans, Microfiber cleaning products and WaveBrake® mop buckets give professionals the performance they want and the durability they demand on the job site. Rubbermaid Home's Configurations® closet organization and Fast Track® garage organization systems keep the house in order, while Rubbermaid Foodservice containers are a preferred choice among both individuals and institutions to safely and neatly store ingredients and leftovers. The broad selection of styles, materials and colors make Levolor® and Kirsch® window fashions a popular selection for adding that final touch to a room's décor.



net sales
($ billions)
$2.0 $1.9 $2.0
2004 2005 2006
operating income[††]
($ millions)
$114 $146 $209
2004 2005 2006
5.7% 7.6% 10.5%
% of net sales

tools & hardware

Through an expansive offering of hand tools, power tool accessories, propane torches, manual paint applicators and cabinet and window hardware, IRWIN,® Lenox® and our other brands help the professional trade and weekend warrior get the job done right with greater safety, speed and productivity. Saw blades that cut faster and last longer than the competition, drill bits that give smoother results no matter the surface, and innovative hand tools that make traditional tasks easier and more comfortable are just a few of our answers to the challenges at the work site. And for that perfect look as the final touch to a major renovation or a cost-conscious update to the feel of a room, Amerock® hardware has the styles and finishes consumers prefer.



net sales
($ billions)
$1.2 $1.3 $1.3
2004 2005 2006
operating income[††]
($ millions)
$182 $171 $185
2004 2005 2006
14.9% 13.6% 14.7%
% of net sales

home & family

Among the most trusted names among consumers, Calphalon, Graco and Goody offer premium kitchenware, infant and juvenile products and hair care accessories. Calphalon's premium kitchenware offers professionals and "aspiring" chefs a broad selection of innovative cookware, bakeware, cutlery, barware, utensils and textiles, while Graco makes sure the little ones are safe and sound whether at home, on the road or anywhere in between. Goody's hair care accessories fit the look of today's active and style-conscious consumers.



net sales
($ billions)
$0.8 $0.8 $0.9
2004 2005 2006
operating income[††]
($ millions)
$88 $104 $118
2004 2005 2006
10.9% 12.6% 12.9%
% of net sales

[††] For a reconciliation of operating income by segment to total operating income for Newell Rubbermaid Inc., refer to Management's Discussion & Analysis of Financial Condition and Results of Operations in this annual report.

In 2006, we laid out a new vision for Newell Rubbermaid – to be a global company of Brands That Matter™ and great people, known for best-in-class results.

Dear Fellow Shareholders,

In 2006, we laid out a new vision for Newell Rubbermaid – to be a global company of Brands That Matter™ and great people, known for best-in-class results. This simple statement has become our guiding light as we transform our business model, strategy and culture to achieve sustainable excellence.

The new business model is centered around investing in consumer understanding, innovation and successful commercialization to create Brands That Matter.™

What you see today is truly a new Newell Rubbermaid. We have moved away from the old business model which embraced company-owned manufacturing in high-cost countries and fiercely independent business units, driven by the requests of retailers. The new business model is centered around investing in consumer understanding, innovation and successful commercialization to create Brands That Matter,™ achieving best cost manufacturing and sourcing, and leveraging the benefits of operating as one company.

Building the company's consumer-driven branding capabilities is critical to our success and is one of our key transformational strategies. To help develop this expertise, we partnered with a leading global advertising agency to help assess our top brands, field consumer and brand research and identify the training, development and hiring needs necessary to build a top-tier consumer branding company. In the years ahead, we will steadily increase our investment in consumer understanding and demand creation and integrate these insights into our product development, brand strategy and business planning processes.

Keep in mind, the evolution into best-in-class consumer driven branding will not happen overnight. We have only taken the initial steps. It will take several years to develop our capabilities and begin to realize our full potential. The good news is we are making steady progress and will realize business building benefits every year along the way.

Thanks to the resiliency and hard work of the men and women of Newell Rubbermaid, 2006 was a watershed year. We demonstrated the ability to exceed all current year commitments while launching several major initiatives that will build long-term capability

Mark D. Ketchum
President & Chief Executive Officer



and sustainable excellence. For the first time in four years we achieved what I refer to as "the growth trifecta" – simultaneous top line, gross margin and bottom line progress. Sales rose 8.5 percent, almost 5 percent of which was organic; gross margin expanded 260 basis points and operating income increased 17 percent over the prior year. This strong performance was broad-based, with all our segments posting both top and bottom line growth.

During the year we also improved our portfolio, divesting several non-strategic businesses, integrating the DYMO acquisition and significantly increasing the profitability of the Levolor/Kirsch and Rubbermaid Home Products businesses, which were previously classified as "Fix." We now have a platform of core businesses and brands that can deliver sustainable growth.

We continue to transform our manufacturing and sourcing footprint. Our goal is to achieve best total delivered cost through increased capacity utilization, more production located in low-cost countries and strategic use of third party sourcing. Earlier this year, we expanded the scope of our restructuring initiative, Project Acceleration, to include our distribution

Thanks to the resiliency and hard work of the men and women of Newell Rubbermaid, 2006 was a watershed year.

We are transforming our culture to one that is consumer-centric and brand-focused, where collaboration, teamwork and diversity are core values.

and transportation optimization efforts. Project Acceleration will result in $50 million in annualized savings starting in 2007, rising to $150 million annually at the conclusion of the program in 2009.

I am confident the growth trend we started in 2006 can and will continue into 2007 and beyond.

As I mentioned earlier, operating as one company is a focus of the new Newell Rubbermaid. Wherever it makes sense, we will be leveraging scale and collaboration across business units to improve efficiency, reduce costs and create synergies. For example, we implemented a shared services center in Europe to handle common financial, human resources and customer business transactions, and we are expanding the scope of our existing shared services center in North America. Later this year we will implement the first stage of our multi-year rollout of SAP®. This enterprise resource platform will enable standard business processes and create cost savings across the company.

Finally, we are transforming our culture to one that is consumer-centric and brand-focused, where collaboration, teamwork and diversity are core values, and we judge our success against the standard of best-in-class. I know culture change is neither quick nor easy. It requires consistent and persistent actions over a long period of time. It won't change because we want it to change. It will be part and parcel of our business model transformation. I am encouraged by the results of a recent employee survey which shows our people are engaged and supportive. Looking forward, I am confident the growth trend we started in 2006 can and will continue into 2007 and beyond. We have a strong stable of brands operating in markets that are fragmented. Consumption is expandable, not limited by population growth or the economy, and our brands are readily extendable to near neighbor categories. Investment in innovation and marketing, fueled by continued gross margin expansion, will allow us to capture the benefits of these favorable dynamics. We know that Newell Rubbermaid has what it takes to become best-in-class, and we will continue to invest in its long-term success. Thank you for your continued support.

Sincerely,



Mark D. Ketchum
President & Chief Executive Officer
March 28, 2007

In 2006, we launched Waterman and Parker's "store-within-a-store" concept to offer consumers the exceptional design and feel of finely crafted writing instruments in a luxury atmosphere. Geographically located in three of the world's major fashion epicenters – Paris, Shanghai and London – these highly attractive displays bring these premium brands even closer to the discriminating consumers who often make their final decision at the time of purchase.



During the year we strategically located and opened Calphalon Kitchen Outlets, which provide a showcase for the cooking novice and the culinary enthusiast alike. Moreover, the centers provide an ability to measure the effectiveness of our branding, retail placement and product features in what we consider a real life and real time consumer research laboratory. This program is yet another example of the execution of our strategy to become a leader in consumer understanding, innovation and demand creation.


Calphalon
CUTLERY



Shh, don't wake the baby. An innovative idea from Newell Rubbermaid brings the digital age to the nursery, letting parents see and hear their baby with the clarity of digital video and sound. The new Graco® imonitor™ Digital Color Video Baby Monitor broadcasts in high-resolution color up to 600 feet away, with total privacy due to a special feature that eliminates cross-channel communication. Even better, it's the first such digital video product on the market.

you see a stroller...

a better perspective.

At Newell Rubbermaid, we see a world full of unmet consumer needs. For us, it's a world full of opportunities. We continue to align ourselves closer to the marketplaces we serve, closer to the consumers who use Newell Rubbermaid products every day. That connection point, whether it be to new moms or first-time homeowners, is vital. It helps us better understand consumers' needs. It is the point where virtually every Newell Rubbermaid new product begins.

seeing life through consumers' eyes.

We value the importance of knowing the needs of our consumers. To gain the best understanding of how our consumers and brands interact, we utilize numerous techniques including focus groups, opinion surveys and on-site observation at retail outlets and job sites. These avenues provide valuable insight on unmet needs and how best to communicate what our brands and products have to offer. The result: more consumer-meaningful products ranging from an ergonomic, better-cutting Katana™ knife to an "Ouchless™" hair brush to a fashion-forward baby stroller that provides enough cargo space for today's multi-tasking mom.

enhancing people's lives.

Newell Rubbermaid's products touch consumers in their day-to-day lives – adding convenience, ease and efficiency to life. Our focus is on making our products more relevant and meaningful to consumers throughout the world. We are introducing a steady stream of new ideas, including Calphalon® Enamel Cast Iron cookware, Goody® Styling + Therapy™ brushes, Lenox® Diamond saw blades, Sharpie® Micro markers and many more. Collectively, our products continue to meet consumers' needs in ways that deliver more value and brand differentiation, helping make Newell Rubbermaid's brands matter to consumers.

did you know?

>90: estimated percent of U.S. households having at least one Newell Rubbermaid product

2000: number of EXPO® white boards installed in schools in 2006

50: percent reduction in force required to remove a full trash bag from the new vented Brute® trash can

1924: year IRWIN® VISE-GRIP® pliers were invented

84: percent of women with color-treated hair who are frustrated with "fading"

1,000,000: number of virtual autographs supporting Sharpie Autographs for Action initiative expected in 2007

Brush hair problems away. Relief for dandruff, fly-away hair and color fading is at hand. The innovative line of Goody Styling + Therapy™ hair brushes is helping women brush these perennial hair problems away. How? By infusing each bristle with special conditioners, like Jojoba oil, copper and questamide. The result is healthier, more luxurious hair than with brushing alone.



we see its precious cargo.

Safety on the go. The most important part of the sleek, Euro-styled Graco® Trekko™ three-wheel stroller isn't the stroller. It's the passenger. Newell Rubbermaid designed the Trekko™ stroller to provide infants with maximum safety, comfort and fun. From its sturdy wheels to its padded seats and 5-point safety harness, the Trekko™ stroller helps keep little ones happy and secure.

BIRTH



Exposing the consumer to a better marker. Pick up the remarkable new dry erase EXPO marker and experience how comfortable innovation can feel. In one sleek design and available in an array of colors to suit every need, you have a dry erase marker, precision eraser and comfort grip. The idea came from EXPO marker users themselves – proving, once again, that consumers are often our best collaborators.

you see a marker...

The cure for black and white. When it comes to adding more color to the classroom, Sharpie has the right solution. Eight in ten students say words are easier to remember in color. Good thing Sharpie® markers come in forty colors, eighteen tip sizes and twenty-seven product families. From metallic inks to yellow highlighters, ultra-fine tip to chisel point, there's a Sharpie® marker for just about every classroom application.

START SCHOOL



In a class by itself. Consumers want writing instruments that are comfortable and effortless to use. Paper Mate has just the thing – the new Profile ballpoint pen. With its broad, smooth-flowing 1.4 mm ball and ergonomic rubber grip, the Profile pen is the "World's Smoothest Pen.™" No doubt, that's why more consumers than ever are turning to the Profile pen for their everyday writing needs.



we see a more colorful way to learn.

seeing the big picture.

It's one thing to identify emerging consumer needs, but quite another to meet them. Here at Newell Rubbermaid, we are working hard every day to *do just that*. We keep our eyes on the big picture – creating Brands That Matter™ by looking beyond our brands to the people who use them. We're building a detailed understanding of our target consumers and are incorporating those takeaways into our business processes. Just as important to our success, we recognize the significance of knowing the intricacies of our markets, industries and competitors, and we invest in resources which enable us to gain that deeper understanding.

creating more demand.

At Newell Rubbermaid, meaningful new product development requires true insight into the problems and needs of consumers. We develop unique, innovative products to meet those needs.

In 2006, we shifted our strategy – moving away from a push-through marketing approach towards a pull-through one. We are creating consumer demand for our products in the marketplace. That demand, in turn, "pulls" our products through retail channels. As a result, consumers are aware of our innovative products and ask for them by name. By touching consumers' lives in more meaningful ways, we are making our brands more visible, accessible and appealing. For example, the successful EXPO® Classroom Makeover Program awards a $25,000 classroom makeover to deserving educators, ensuring that EXPO stays in the hearts and minds of those who use it every day.

the amazing Sharpie Retractable marker (and how it came to be).

Like the Model T Ford nearly a century ago, when the Sharpie® *permanent* marker was introduced in 1964, it came in only one color: black. Over the years, the color palette has expanded to forty colors. But that still left one unmet consumer need. Users wanted their favorite permanent marker to retract like a ballpoint pen. The Sharpie® marker design team tackled the problem, engineering an innovative Safety Seal™ Valve that seals tight to prevent ink dry-out yet puts no pressure on the tip, preventing wear. Now, users of Sharpie® markers have the same great Sharpie® ink in a retractable marker that allows easy one-handed operation. Best of all, no more lost caps.



The fastest pliers on earth. Adjusting traditional groove joint pliers can be frustrating. But not the new IRWIN GrooveLock pliers with patented, precision IRWIN GrooveLock technology. One touch of the Press-N-Slide button adjusts the lower jaw up to 50 percent faster than traditional pliers. And the added benefit of less hand fatigue, due to the patented comfort handle, makes the professional user's work easier.

you see a mop bucket...

Newell Rubbermaid
New Product Vitality
(sales from new products introduced in the past 36 months as a percentage of total net sales)



15% 2004
19% 2005
22% 2006
25% 2007*
30% 2008*

*projected numbers

a continuous cycle of improvement.

Innovation doesn't end with product design at Newell Rubbermaid. In fact, it travels 360 degrees, enhancing everything from R&D to manufacturing to our global supply chain. 360-degree innovation is our driving force, helping us find better ways of providing consumer value and doing business. It's how we create a best-in-class consumer branding organization.

putting efficiency on the fast track.

The old saying "two heads are better than one" is multiplied manyfold at Newell Rubbermaid. We collaborate across business units in areas such as new product design and sharing best practices. While we implement new ways to add efficiency to our sourcing and manufacturing functions, we're also speeding up the delivery of new products to our markets – products that also save consumers time and energy. As a result, new product vitality is projected to double from 2004 to 2008.

a portfolio of Brands That Matter.™

Newell Rubbermaid brands are Brands That Matter,™ for the home, business or commercial marketplaces. They meet consumer needs. For the professional consumer, we offer numerous quality products that help get the job done faster and safer, including IRWIN® GrooveLock pliers, the fastest pliers on Earth, the new Lenox® Diamond saw blade, which combines world-class speed and durability, and the WaveBrake® mop bucket, a revolution in cleaning effectiveness.

WaveBrake.® Or how we improved the humble mop and pail.

Most commercial mop buckets are prone to splashing due to wave action when moved, creating a slip-and-fall hazard. What's worse, conventional wringers and mop buckets do not separate clean and dirty water, so, essentially, you are mopping the floor with a bucket full of increasingly dirty water. The WaveBrake® mop bucket and wringer system developed by Rubbermaid Commercial solves those problems. Special baffles reduce splashing by up to 40 percent. There's a second bucket below the wringer to collect dirty water, which means a safer environment, cleaner floors and improved productivity. What's more, the wringer lasts up to fifty-eight times longer than comparable wringers, which helps keep money from going down the drain.

Cast iron pipe finally meets its match. Behold the new Lenox® Diamond saw blade – the first blade of its type. Its diamond particle cutting edge is not only more durable than carbon grit blades, it's faster, up to three times faster when cutting through 4" cast iron pipe. It's the perfect partner for the busy professional to get the job done effectively.



we see a cleaner, safer way to get the job done.

Clean technology. Just as Rubbermaid Foodservice revolutionized kitchen storage, Rubbermaid Commercial has revolutionized cleaning – launching a steady stream of highly engineered commercial solutions. Our products are differentiated by their ability to deliver higher productivity, greater durability and increased safety. It's everything users want.

ON THE JOB

Want to know the quickest way to personalize a room? Hang Levolor® window fashions. Consumers can pick from a wide array of decorative window treatments – from vertical, aluminum and wood blinds, to cellular and woven wood shades, to sheer vertical window treatments. There's also a variety of decorative hardware, and the window fashions come with features like cordless, remote control and top-down openings.

you see a window covering...



The decorator touch. Some people buy new furniture to change the décor of a room. But thanks to Amerock, all it really takes is decorative hardware – Amerock's Galleria™ brand. Galleria™ is an integrated luxury line of hardware that includes matching knobs, drawer pulls, cabinet pulls, furniture pulls and appliance handles; all designed to dress up virtually every room in the house.

Levolor® sheds light on customer service.

Newell Rubbermaid's focus on the consumer and on customer service has yielded significant results in our Levolor/Kirsch business unit. We have reduced our delivery for custom blinds and shades to under 14 days across the country. We have simplified a very complex buying process, including enabling consumers to order free swatches online at www.levolor.com. Additionally, our Web site educates visitors about our products and our online Easy Window Checker helps avoid inaccurate measuring. Educating the consumer on how to measure accurately results in significant cost savings.

a portfolio of Brands That Matter.™

In 2006, we took a hard look at Newell Rubbermaid's portfolio. Our focus was on optimizing and strengthening the portfolio by investing in businesses we felt would be a strategic fit with the goals of the company as a whole, have strong brand equity, are receptive to innovation, and are synergistic with the family of brands and the company – these are only a few of the factors taken under close consideration when evaluating an acquisition opportunity. A recent acquisition, DYMO, is a good example of that. A strong, innovative company with global growth potential, DYMO is a good fit with our Office Products group.

During 2006, we divested businesses that did not have a strategic fit, including Home Décor Europe, Little Tikes and Newell Cookware Europe. The businesses that remain in our portfolio today represent a core from which we can grow. While we regularly assess and fine-tune our portfolio, the existing businesses no longer need special attention and as such, there is no longer a need to report fix and invest business splits. We will continue to evaluate strategic acquisitions in order to supplement our organic growth.

we see fashion in a whole new light.

A finial that speaks to you. Each year, the Kirsch design team identifies new home décor trends and translates them into new drapery hardware styles. For example, recognizing consumers' desire for self expression, Kirsch developed the Mix & Match™ collection, which features contemporary hardware designs in eclectic materials – leather, metal, glass, wood and mother of pearl. They're sure to spark personal inspiration.





Getting organized the easy way. Finally, busy Small Office/Home Office business people can throw out those stacks of old business cards they've been saving. A quick pass through the sleek, compact CardScan desktop card scanner and each card's content is instantly and accurately captured electronically. The contacts can then be printed on DYMO labels or synchronized with most contact management programs and mobile devices.

optimizing the Newell Rubbermaid manufacturing footprint

[illegible]	[illegible]	2008*
		sourced**
17%	37%	50%
		manufactured**
83%	63%	50%
		plants owned
136	49	35
		plant utilization
63%	81%	90%+
		high cost countries**
84%	62%	40%
		low cost countries**
16%	38%	60%

*projected numbers

**% of cost of products sold

getting the details right.

In business, there's no escaping "the details" – those tedious, time-consuming tasks that fill up the day. Developing tools to handle those tasks more efficiently is a growing opportunity for Newell Rubbermaid, especially in the Small Office/Home Office market. Our brands help in a variety of ways, from addressing mailing labels to capturing information from business cards to organizing a desktop.

putting Newell Rubbermaid to work.

Anyone who's ever stood in a long line at the post office, waiting to buy stamps or mail a package, knows what a time-waster that can be, especially if you run your own business. Newell Rubbermaid introduced an easy alternative: the next generation in the DYMO family, DYMO Stamps™ It's the first no-monthly fee postage printing service, and is approved by the United States Postal Service. All it takes is a DYMO® LabelWriter® printer and a PC or Mac.

Newell Rubbermaid acquired DYMO, a strong, recognized global leader in the on-demand labeling market in November 2005. The subsequent introduction of DYMO Stamps™ software set the pace for future innovations and brand extensions. In 2006, we further strengthened our Office Products group by acquiring CardScan – a leader in desktop contact management solutions. Strategy-wise, DYMO Stamps™ software and CardScan© desktop scanners are perfect complements. Both help small business owners stay more productive and organized.

you see a label maker...

driving best-in-class cost.

The business model is changing. We are elevating the role of our brands. We are leveraging the power of "One Newell Rubbermaid" as we become a center-led enterprise. And we are moving to a best-in-class cost structure.

The journey to achieving best-in-class sourcing and manufacturing began in 2001 with the announcement of a three-year restructuring plan. The plan was completed in 2004 and provided $145 million in annual savings. In 2005, the Company launched a strategic global initiative known as Project Acceleration, which was designed to achieve an optimal balance between manufacturing and sourcing and between low- and high-cost countries. Project Acceleration also involves optimizing the Company's distribution network and leveraging the Company's scale to drive productivity. The project is expected to be completed in 2009 with annual savings in excess of $150 million.

Organization is at your fingertips. The new DYMO portable label maker is what office efficiency is all about. But don't let its compact size mislead you. It has a 100-character memory, prints up to two lines vertically or horizontally, has a large 13-character display and prints two label widths: 3/8" (9 mm) and 1/2" (12 mm).



we see a more efficient home office.

Bring order to your hectic day. Put a DYMO® label maker on your desk and you'll wonder how you ever survived without one. DYMO is a brand leader in the on-demand label market. DYMO® label printers print everything from file labels to mailing labels. The DYMO™ Desktop Mailing Solution package includes DYMO Stamps™ software and a postage scale that handles up to 5 lbs. with ease, reducing trips to the post office – saving valuable time. They're indispensable in any home office. And they're just the beginning of a variety of innovative new products that use our DYMO™ print engine.

SECOND CAREER



Calphalon is there with the tools at hand. Due in part to Calphalon's effective advertising campaigns, including presence and partnership with The Food Network,* more consumers than ever are experiencing the joys of cooking. And 78 million baby boomers are looking at retirement as a time to try new things.

you see a pan...



The right tool for the job. The Calphalon line of kitchen gadgets will be designed to do one thing: work hard so you don't have to. Tenderizing meat, cutting a pizza or coring an apple - just a few tasks our gadgets make simple. That's because each tool in the Calphalon collection incorporates a soft touch control zone positioned close to the tool head, where the hand naturally falls and applies the most pressure.

seared to perfection – Calphalon® anodized cookware.

It's been a long-standing cook's dilemma. If your recipe calls for searing (cooking the surface of the food at high temperature to form a crust), some of the food was going to stick to the pan's surface, making the pan hard to clean. Newell Rubbermaid's material science team went to work on the problem. Through an exclusive, patent-pending anodization process, interior and exterior surfaces of the pan are infused with an advanced polymer. The infused anodized cooking surface offers exceptional searing and browning. Foods also lift more easily from the infused anodized surface than from a traditional anodized surface. Infused anodized cookware offers unmatched durability and versatility – so it's safe for stove-top, oven and broiler use. Small wonder anodized sales rose 20 percent in 2006, backed by a high impact advertising campaign.



something's cooking in the kitchen.

Teach people to enjoy cooking and provide the tools that make it easy and enjoyable – they'll spend more time doing it.

Calphalon is quickly evolving from a cookware brand into a broader lifestyle brand that includes cutlery, baking equipment, utensils and textiles. Our Calphalon Culinary Center is teaching friends, families and even business groups the joy of cooking and the culinary arts.

one world. one Newell Rubbermaid.

At Newell Rubbermaid we understand the difference between an international company and a global one. So, we are doing more than selling our products around the world. We are establishing a strategic global presence, complete with operations, manufacturing and marketing facilities. We are beginning to design products for global markets, while also understanding the regional preferences of the consumer. While North America represents approximately 80 percent of our current net sales, regions outside of North America continue to grow in importance and offer a solid base from which to build. The projected growth in Eastern Europe, Asia and Latin America is expected to significantly outpace the growth in North America. Our opportunities are endless.

We are collaborating across business units in important areas such as new product design and sharing best practices. We are cross-pollinating ideas and processes through teamwork. We are all part of a single culture. We are one Newell Rubbermaid.

we see an aspiring gourmet.

Where have all the lids gone? The new line of high-end Rubbermaid® Premier™ containers solves two unmet consumer needs. First is the problem of missing lids. Nearly 75 percent of consumers say they have trouble finding lids to match their food storage containers. Second is the problem of stained containers, the number one reason why consumers throw them out. Rubbermaid Premier™ containers are made of polycarbonate, which has the clarity of glass, washing after washing. And the lids snap to each base, and then nest together neatly.



board of directors



left to right: Scott S. Cowen, Elizabeth Cuthbert Millett, Thomas E. Clarke, Michael A. Todman, William D. Marohn, Mark D. Ketchum, Gordon R. Sullivan, Steven J. Strobel, Cynthia A. Montgomery, Michael T. Cowhig, Raymond G. Viault

Scott S. Cowen has been the President of Tulane University and Seymour S. Goodman Memorial Professor of Business since July 1998. From 1984 through July 1998, Dr. Cowen served as Dean and Albert J. Weatherhead, III Professor of Management, Weatherhead School of Management, Case Western Reserve University. Prior to his departure in 1998, Dr. Cowen had been associated with Case Western Reserve University in various capacities since 1976. Dr. Cowen is currently a Director of American Greetings Corporation, Forest City Enterprises and Jo-Ann Stores.

Elizabeth Cuthbert Millett has been the owner and operator of Plum Creek Ranch, located in Newcastle, Wyoming for more than five years.

Thomas E. Clarke has been President of New Business Ventures of Nike, Inc. since June 2001. Dr. Clarke joined Nike, Inc. in 1980. He was appointed Divisional Vice President in charge of Marketing in 1987, Corporate Vice President in 1989, General Manager in 1990, and served as President and Chief Operating Officer from 1994 to 2000. Dr. Clarke previously held various positions with Nike, Inc., primarily in research, design, development and marketing.

Michael A. Todman is President of Whirlpool International and a Director of Whirlpool Corporation. In his 14-year career at Whirlpool, Mr. Todman has significantly expanded Whirlpool's sales, marketing and manufacturing locations in Europe. He also grew relationships with retailers in the U.S. and Europe to solidify Whirlpool's position as a leading appliance supplier, resulting in several retail innovation awards from customers. Prior to joining Whirlpool, Todman held a variety of leadership positions at Wang Laboratories Inc. and Price Waterhouse and Co. A native of St. Thomas, U.S. Virgin Islands, Mr. Todman holds a Bachelor of Science degree in Business Administration from Georgetown University.

William D. Marohn has been Chairman of the Board since May 2004. He retired in December 1998 as Vice Chairman of the Board of Whirlpool Corporation, a post he held since February 1997. From October 1992 through January 1997, Mr. Marohn served as the President and Chief Operating Officer of Whirlpool Corporation. From January through October 1992, he was President of Whirlpool Europe, B.V. From April 1989 through December 1991, Mr. Marohn served as Executive Vice President of Whirlpool's North American Operations and from 1987 through March 1989 he was President of Whirlpool's Kenmore Appliance Group. Prior to retirement, Mr. Marohn had been associated with Whirlpool since 1964. Mr. Marohn is also a Director at Hanson Cold Storage.

Mark D. Ketchum has been President and Chief Executive Officer of the Company since October 2005. From 1999 to 2004, Mr. Ketchum was President, Global Baby and Family Care of The Procter & Gamble Company. Mr. Ketchum joined Procter & Gamble in 1971, and thereafter served in a variety of roles, including Vice President and General Manager – Tissue/Towel from 1990 to 1996 and President – North American Paper Sector from 1996 to 1999. Mr. Ketchum is also a Director of Hillenbrand Industries, Inc. (a provider of goods and services for the healthcare and funeral services industries) and is currently a nominee for election as a Director of Kraft Foods, Inc. (a global manufacturer and marketer of packaged foods and beverages) at its 2007 annual meeting of shareholders.

Gordon R. Sullivan General, U.S. Army (Ret.), has been President of the Association of the United States Army since February 1998. From 1995 through 1997, Mr. Sullivan served as President of Coleman Federal, a division of Coleman Research Corporation. From 1991 through 1995, Mr. Sullivan served as the 32nd Chief of Staff of the United States Army and as a member of the Joint Chiefs of Staff. Prior thereto, Mr. Sullivan served as Vice Chief of Staff and Deputy Chief of Staff for Operations and Plans of the U.S. Army. Mr. Sullivan is currently a Director of Shell Oil Company, Electronic Warfare Associates, Inc. and the Institute for Defense Analyses.

Steven J. Strobel has been Senior Vice President and Corporate Controller of Motorola, Inc. since 2003. His responsibilities include corporate accounting and financial reporting, corporate financial planning and analysis, financial support to functions, global financial shared services, and indirect procurement. Prior to joining Motorola, he was with Owens Corning from 1996 to 2003, culminating in his role as Vice President Finance and Treasurer. From 1986 to 1996, Strobel was with Kraft Foods, where he held financial positions of increasing responsibility including Vice President and Controller, Kraft USA Operations and Chief Financial Officer, Kraft Foods Canada. Strobel began his career as a certified public accountant and has an undergraduate degree from the University of Illinois and an MBA from the University of Chicago.

Cynthia A. Montgomery has been Professor of Business Administration at the Harvard University Graduate School of Business since 1989. Prior thereto, Dr. Montgomery was Professor at the Kellogg School of Management at Northwestern University from 1985 to 1989. She is also a Director of UNUM Provident Corporation and certain registered investment companies managed by Merrill Lynch & Co. or one of its subsidiaries.

Michael T. Cowhig retired in December 2006 as President, Global Technical and Manufacturing of The Procter & Gamble Company – Gillette GBU (a manufacturer and marketer of consumer products), a post he held since October 1, 2005. Prior thereto, he held the position of President, Global Technical and Manufacturing of The Gillette Company from January 2004 to October 2005. Mr. Cowhig joined Gillette in 1968, and thereafter served in a variety of roles, including Senior Vice President, Global Manufacturing and Technical Operations – Stationery Products from 1996 to 1997, Senior Vice President, Manufacturing and Technical Operations – Grooming from 1997 to 2000, Senior Vice President, Global Supply Chain and Business Development from 2000 to 2002, and Senior Vice President, Global Manufacturing and Technical Operations from 2002 to 2004. Mr. Cowhig is also a Director of Wilsons - The Leather Experts Inc. (a retailer of leather outerwear, accessories and apparel).

Raymond G. Viault retired in September 2004 as Vice Chairman of General Mills, Inc., a position he held since 1996. From 1990 to 1996, Mr. Viault was President of Kraft Jacobs Suchard in Zurich, Switzerland. Mr. Viault was with Kraft General Foods for a total of 20 years, serving in a variety of major marketing and general management positions. Mr. Viault is also a Director of VF Corporation, Cadbury Schwepps plc (a manufacturer and marketer of food and beverages) and Safeway Inc.

2006 FINANCIAL STATEMENTS AND RELATED INFORMATION

SELECTED FINANCIAL DATA

The following is a summary of certain consolidated financial information relating to Newell Rubbermaid Inc. ("Newell Rubbermaid" or the "Company") at December 31, *(in millions, except per share data).* The summary has been derived in part from, and should be read in conjunction with, the Consolidated Financial Statements of the Company included elsewhere in this annual report.

	2006(1)	2005(1)	2004(1)	2003	2002
STATEMENTS OF OPERATIONS DATA					
Net sales	$6,201.0	$5,717.2	$5,707.1	$5,879.8	$5,483.6
Cost of products sold	4,131.0	3,959.1	4,050.6	4,174.4	3,863.5
Gross margin	2,070.0	1,758.1	1,656.5	1,705.4	1,620.1
Selling, general and administrative expenses	1,347.0	1,117.7	1,050.1	1,005.5	967.8
Impairment charges	-	0.4	264.0	29.5	-
Restructuring costs (2)	66.4	72.6	28.2	158.4	68.7
Operating income	656.6	567.4	314.2	512.0	583.6
Nonoperating expenses:					
Interest expense, net	132.0	127.1	119.3	134.3	132.6
Other expense (income), net	9.7	(23.1)	(3.0)	17.4	25.9
Net nonoperating expenses	141.7	104.0	116.3	151.7	158.5
Income from continuing operations before income taxes and cumulative effect of accounting change	514.9	463.4	197.9	360.3	425.1
Income taxes	44.2	57.1	92.9	110.1	124.5
Income from continuing operations	470.7	406.3	105.0	250.2	300.6
(Loss) gain from discontinued operations, net of tax	(85.7)	(155.0)	(221.1)	(296.8)	10.9
Cumulative effect of accounting change, net of tax(3)	-	-	-	-	(514.9)
Net income (loss)	$385.0	$251.3	$(116.1)	$(46.6)	$(203.4)
Weighted average shares outstanding:					
Basic	274.6	274.4	274.4	274.1	267.1
Diluted	275.5	274.9	274.7	274.3	268.0
Per common share -					
Basic -					
Income from continuing operations	$1.71	$1.48	$0.38	$0.91	$1.13
(Loss) income from discontinued operations	$(0.31)	$(0.56)	$(0.81)	$(1.08)	$0.04
Cumulative effect of accounting change (3)	$-	$-	$-	$-	$(1.93)
Net income (loss)	$1.40	$0.92	$(0.42)	$(0.17)	$(0.76)
Diluted -					
Income from continuing operations	$1.71	$1.48	$0.38	$0.91	$1.12
(Loss) income from discontinued operations	$(0.31)	$(0.56)	$(0.80)	$(1.08)	$0.04
Cumulative effect of accounting change (3)	$-	$-	$-	$-	$(1.92)
Net income (loss)	$1.40	$0.91	$(0.42)	$(0.17)	$(0.76)
Dividends	$0.84	$0.84	$0.84	$0.84	$0.84
BALANCE SHEET DATA					
Inventories, net	$850.6	$793.8	$813.2	$717.0	$812.7
Working capital (4)	580.3	675.3	1,141.1	978.2	465.6
Total assets	$6,310.5	$6,446.1	$6,669.5	$7,483.7	$7,404.4
Short-term debt, including current portion of long-term debt	277.5	166.8	206.9	35.4	449.2
Long-term debt, net of current portion	1,972.3	2,429.7	2,424.3	2,868.6	2,372.1
Stockholders' equity	$1,890.2	$1,643.2	$1,764.2	$2,016.3	$2,063.5

(1) Supplemental data regarding 2006, 2005 and 2004 is provided in Management's Discussion and Analysis of Financial Condition and Results of Operations.
(2) The restructuring costs include facility and other exit costs, employee severance and termination benefits and other costs.
(3) Represents the after-tax goodwill impairment charge recorded in 2002 pursuant to the adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.
(4) Working capital is defined as Current Assets less Current Liabilities.

QUARTERLY FINANCIAL SUMMARIES

Summarized quarterly data relating to the Company for the last two years is as follows *(in millions, except per share data)* (unaudited):

Calendar Year	1st	2nd	3rd	4th	Year
2006					
Net sales	$1,342.6	$1,634.1	$1,586.1	$1,638.2	$6,201.0
Gross margin	432.1	563.0	535.2	539.7	2,070.0
Income from continuing operations	130.2	135.5	112.7	92.3	470.7
(Loss) income from discontinued operations	(75.4)	(16.0)	(4.2)	9.9	(85.7)
Net income	$54.8	$119.5	$108.5	$102.2	$385.0
Earnings (loss) per share:					
Basic -					
Income from continuing operations	$0.47	$0.49	$0.41	$0.34	$1.71
(Loss) income from discontinued operations	$(0.27)	$(0.06)	$(0.02)	$0.04	$(0.31)
Net income	$0.20	$0.44	$0.39	$0.37	$1.40
Diluted -					
Income from continuing operations	$0.47	$0.49	$0.41	$0.33	$1.71
(Loss) income from discontinued operations	$(0.27)	$(0.06)	$(0.02)	$0.04	$(0.31)
Net income	$0.21	$0.43	$0.39	$0.37	$1.40
2005					
Net sales	$1,203.7	$1,493.9	$1,436.6	$1,583.0	$5,717.2
Gross margin	338.4	477.1	462.4	480.2	1,758.1
Income from continuing operations	95.7	88.7	136.6	85.3	406.3
Loss from discontinued operations	(59.1)	(22.5)	(65.1)	(8.3)	(155.0)
Net income	$36.6	$66.2	$71.5	$77.0	$251.3
Earnings (loss) per share:					
Basic -					
Income from continuing operations	$0.35	$0.32	$0.50	$0.31	$1.48
Loss from discontinued operations	$(0.22)	$(0.08)	$(0.24)	$(0.03)	$(0.56)
Net income	$0.13	$0.24	$0.26	$0.28	$0.92
Diluted -					
Income from continuing operations	$0.35	$0.32	$0.49	$0.31	$1.48
Loss from discontinued operations	$(0.21)	$(0.08)	$(0.23)	$(0.03)	$(0.56)
Net income	$0.13	$0.24	$0.27	$0.28	$0.91

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of the Company's consolidated results of operations and financial condition. The discussion should be read in conjunction with the accompanying Consolidated Financial Statements.

Executive Overview

Newell Rubbermaid is a global marketer of consumer and commercial products that touch the lives of people where they work, live and play. The Company's multi-product offering consists of well known name-brand consumer and commercial products in four business segments as follows:

Segment	Description of Products
Cleaning, Organization & Décor	Material handling, cleaning, refuse, indoor/outdoor organization, home storage, food storage, drapery hardware, window treatments
Office Products	Ball point/roller ball pens, markers, highlighters, pencils, correction fluids, office products, art supplies, on-demand labeling products, card-scanning solutions
Tools & Hardware	Hand tools, power tool accessories, manual paint applicators, cabinet, window and convenience hardware, propane torches, solder
Home & Family (Other)	Operating segments that do not meet aggregation criteria with other operating segments, including premium cookware and related kitchenware, hair care accessory products, infant and juvenile products, including high chairs, car seats, strollers and play yards

The Company's vision is to become a global company of Brands That Matter™ and great people, known for best-in-class results. The Company remains committed to investing in strategic brands and new product development, strengthening its portfolio of businesses, reducing its supply chain costs and streamlining non-strategic selling, general and administrative expenses (SG&A).

In 2006, the Company began transforming into a consumer driven branding company embracing consumer pull marketing, with meaningful new product innovation fueled by consumer insight, concept development and validation. The Company assessed its top 16 brands using a uniform methodology, and fielded incremental consumer and brand research to fill in knowledge gaps and verify our hypotheses regarding segmentation, consumer targeting and brand equity. In 2007, we expect to continue this transformation; developing formalized training and development programs to help foster the skills and talents necessary to achieve best-in-class consumer branding capability, and building the increasing consumer understanding into our innovation and business planning processes. In 2006, we increased our investment in consumer understanding, innovation and demand creation ("Strategic Brand Building") to 5.5% of sales, a 40% increase from 2005. The Company plans to continue making investments in these strategic brand building activities.

During 2006, the Company continued to make progress on strengthening its portfolio. The Company completed the integration of its acquisition of DYMO and substantially completed the sales of its European Cookware, Little Tikes and Home Décor Europe businesses.

Another key initiative of the Company is to restructure its manufacturing and sourcing network to increase capacity utilization, increase the percentage of manufacturing located in low-cost countries, and achieve the desired balance of company-owned manufacturing and third party sourcing partners. Project Acceleration remains on schedule. To date, the Company has announced approximately two-thirds of the anticipated closings or consolidations, and projects annualized savings exceeding $150 million upon the completion of the program in 2009.

The key tenets of the Company's strategy include building large, consumer-meaningful brands ("Brands That Matter™"), leveraging one Newell Rubbermaid, achieving a best total cost position and commercializing innovation across the enterprise. The Company's results depend on the ability of its individual business units to succeed in their respective categories, each of which has some unique consumers, customers and competitors. The Company's strategic initiatives are designed to help enable these business units to generate differentiated products, operate within a best-in-class cost structure and employ superior branding in order to yield premium margins on their products. Premium margins fund incremental demand creation by the business units, driving incremental sales and profits for the Company.

The Company's emphasis in 2007 will be to deliver sales growth and gross margin expansion through increased investments in consumer understanding, innovation and demand creation activities. The Company will focus on developing best-in-class practices for these activities. The Company's objective is to build brands that really matter to its consumers. The Company will put in the systems to understand its consumers in detail – how they use its products, what they value, and how to delight them and/or excite them. The Company will invest in more innovation that differentiates its products. The Company will invest more in advertising and other consumer marketing to increase awareness as well as trial and repeat purchases to enhance the brands. Further, the Company will measure the effectiveness of those increased strategic brand building investments.

The Company is making the necessary investments now for the long-term success of its business. In 2007, the Company expects SG&A to increase due to continued investment in strategic brand building initiatives and other long-term initiatives including the SAP implementation, co-location strategies, expanded shared services in Europe and the U.S., and building organizational capability through training and development.

The following section details the Company's performance in each of its transformational initiatives:

Create Consumer-Meaningful Brands

The Company is moving from its historical focus on push marketing and excellence in manufacturing and distributing products, to a new focus on consumer pull marketing, creating competitive advantage through better understanding our consumers, innovating to deliver great performance, investing in advertising and promotion to create demand and leveraging our brands in adjacent categories around the world. Consumer meaningful brands create more value than products alone, and big brands provide the Company with the economies of scale that can be leveraged in today's marketplace. In 2006, the Company made incremental investments in strategic brand building, particularly on Calphalon®, Graco®, Goody®, LENOX®, IRWIN®, Sharpie® and DYMO®, increasing the investment in strategic SG&A from approximately 4.0% of sales in 2005 to 5.5% of sales in 2006. The Company also initiated a consulting and training partnership with one of the largest worldwide creative and media agencies. The objective is to create best-in-class branding capabilities across the Company. The first step was to understand the brand vitality of the Company's 16 largest brands using a common set of metrics. The Company will then integrate this understanding into its ongoing processes for product innovation, competitive analysis, strategic planning and brand marketing.

Leverage One Newell Rubbermaid

The Company is committed to leveraging the common business activities and best practices of our business units, and to build one common culture of shared values, with a focus on collaboration and teamwork. The Company is exploring ways to leverage common functional capabilities such as Human Resources, Information Technology, Customer Service, Supply Chain and Finance to improve efficiency and reduce costs. This broad reaching initiative already includes projects such as the corporate consolidation of the distribution and transportation function, and aggregating Company-wide purchasing efforts including both direct and indirect materials and services. During the past year, the Company also streamlined the structure of its Tools & Hardware segment to create a more effective organization and leverage scale efficiencies. The Company also accelerated the process of creating shared services for the European businesses and is evaluating expanding the scope of shared services in the United States. The transition of services to the Shared Service Center in Europe is approximately two-thirds complete. In addition, the Company has recently created leadership positions -- Vice President of Program Management and President of Newell Rubbermaid Europe, Middle East and Africa -- to identify and drive synergies across business units. Finally, the Company is in the early stages of migrating multiple legacy systems and users to a common SAP global information platform, which we expect will enable the Company to integrate and manage its worldwide business and reporting process more efficiently. Phase one implementation is currently planned for the North American Office Products business in late 2007. The total company implementation will occur over several years in phases that are primarily based on geographic region and segment.

Achieve Best Total Cost

The Company's objective is to reduce the cost of manufacturing, sourcing and supplying product on an ongoing basis, and to leverage the Company's size and scale, in order to achieve a best total cost position. Achieving best cost positions in its categories allows the Company to increase investment in strategic brand building initiatives.

Through Newell Operational Excellence and previous restructuring, the Company has made significant progress in reducing its supply chain costs and delivering productivity savings. Project Acceleration includes the closure of approximately one-third of the Company's 64 manufacturing facilities (as of December 31, 2005, adjusted for the divestiture of Little Tikes and Home Décor Europe), optimizing the Company's geographic manufacturing footprint. Since the inception of Project Acceleration, the Company has announced the closure of 14 manufacturing facilities. Project Acceleration is projected to result in cumulative restructuring costs of approximately $375 to $400 million ($315 million - $340 million after tax). Approximately 60% of the costs are expected to be cash. Annualized savings are now projected to exceed $150 million upon conclusion of the program in 2009. In 2006, the Company also broadened its supply chain efforts to include the realization of efficiencies in purchasing and distribution & transportation. Finally, the Company has shifted a portion of its research and development focus to designing lower cost into future product initiatives.

Nurture 360° Innovation

The Company has broadened its definition of innovation beyond product invention. The Company will define innovation as the successful commercialization of invention. Innovation must be more than product development. It is a rigorous, consumer centric process that permeates the entire development cycle. It begins with a deep understanding of how consumers interact with the Company's brands and categories, and all the factors that drive their purchase decisions and in-use experience. That understanding must then be translated into innovative products that deliver unique features and benefits, at a best-cost position, providing the consumer with great value. Lastly, innovating how and where to create awareness and trial, and measuring the effectiveness of advertising and promotion spending, completes the process. The Company has pockets of excellence using this expanded definition of innovation, and it will continue to build on this competency.

Consolidated Results of Operations

The following table sets forth for the periods indicated items from the Consolidated Statements of Operations as reported and as a percentage of net sales for the years ended December 31, (*in millions, except percentages*):

	2006		2005		2004	
Net sales	$6,201.0	100.0%	$5,717.2	100.0%	$5,707.1	100.0%
Cost of products sold	4,131.0	66.6	3,959.1	69.2	4,050.6	71.0
Gross margin	2,070.0	33.4	1,758.1	30.8	1,656.5	29.0
Selling, general and administrative expenses (SG&A)	1,347.0	21.7	1,117.7	19.5	1,050.1	18.4
Impairment charges	-	-	0.4	-	264.0	4.6
Restructuring costs	66.4	1.1	72.6	1.3	28.2	0.5
Operating income	656.6	10.6	567.4	9.9	314.2	5.5
Nonoperating expenses:						
Interest expense, net	132.0	2.1	127.1	2.2	119.3	2.1
Other expense (income), net	9.7	0.2	(23.1)	(0.4)	(3.0)	(0.1)
Net nonoperating expenses	141.7	2.3	104.0	1.8	116.3	2.0
Income from continuing operations before income taxes	514.9	8.3	463.4	8.1	197.9	3.5
Income taxes	44.2	0.7	57.1	1.0	92.9	1.6
Income from continuing operations	470.7	7.6	406.3	7.1	105.0	1.8
Loss from discontinued operations, net of tax	(85.7)	(1.4)	(155.0)	(2.7)	(221.1)	(3.9)
Net income (loss)	$385.0	6.2%	$251.3	4.4%	$(116.1)	(2.0)%

Results of Operations - 2006 vs. 2005

Net sales for 2006 were $6,201.0 million, representing an increase of $483.8 million, or 8.5% from $5,717.2 million for 2005. Excluding sales related to the DYMO acquisition, sales were up approximately $268 million, or 4.7%, driven by core sales growth of approximately 2.6%. The impact of positive currency translation and continued favorable pricing contributed approximately two points of additional improvement.

Gross margin, as a percentage of net sales, for 2006 was 33.4%, or $2,070.0 million, versus 30.8%, or $1,758.1 million, for 2005. The 260 basis point improvement in gross margin was driven by productivity, favorable pricing, and favorable mix, which more than offset the impact of raw material inflation.

SG&A expenses for 2006 were 21.7% of net sales, or $1,347.0 million, versus 19.5%, or $1,117.7 million, for 2005. Approximately 40% of the increase is related to the impact of acquisitions, 40% represented increased investment in strategic brand building, and the remainder resulted from the impact of foreign currency and stock option accounting and the pension curtailment benefit recognized in 2005 that did not repeat in 2006.

The Company recorded non-cash pre-tax impairment charges of $0.4 million for 2005 to write-down certain trademarks and tradenames to fair value. See Footnote 17 of the Notes to the Consolidated Financial Statements for additional information.

The Company recorded restructuring costs of $66.4 million and $72.6 million for 2006 and 2005, respectively. The Company has announced the closure of 14 manufacturing facilities since Project Acceleration's inception. The Company expects cumulative pre-tax costs of $375 to $400 million, approximately 60% of which are expected to be cash costs, over the life of the initiative. Annualized savings are projected to exceed $150 million upon completion of the project with an approximately $50 million benefit projected in 2007, $70 million benefit projected in 2008 and the remainder in 2009. The 2006 restructuring costs included $14.9 million of facility and other exit costs, $44.7 million of employee severance and termination benefits and $6.8 million of exited contractual commitments and other restructuring costs. The 2005 restructuring costs included $51.3 million in non-cash facility restructuring costs relating to Project Acceleration and $21.3 million relating to restructuring actions approved prior to the commencement of Project Acceleration. The $21.3 million of pre-Project Acceleration costs included $7.9 million of facility and other exit costs, $11.1 million of employee severance and termination benefits and $2.3 million of exited contractual commitments and other restructuring costs. See Footnote 4 of the Notes to the Consolidated Financial Statements for further information on the restructuring costs.

Operating income for 2006 was $656.6 million, or 10.6% of net sales, versus $567.4 million, or 9.9% of net sales, in 2005. The improvement in operating margins is the result of the factors described above.

Net nonoperating expenses for 2006 were 2.3% of net sales, or $141.7 million, versus 1.8% of net sales, or $104.0 million, for 2005. The increase in net nonoperating expenses is mainly attributable to gains recognized in 2005 on the sale of property, plant and equipment and the liquidation of a foreign subsidiary that did not repeat in 2006, along with an increase in net interest expense, $132.0 million for 2006 compared to $127.1 million for 2005. The increase in net interest expense was primarily due to higher borrowing rates and higher average debt balances. See Footnote 18 of the Notes to the Consolidated Financial Statements for further information.

The effective tax rate was 8.6% for 2006 versus 12.3% for 2005. The change in the effective tax rate is primarily related to the $102.8 million income tax benefit recorded in 2006 compared to the net income tax benefit of $73.9 million recorded in 2005, as a result of favorable resolution of certain tax positions and the expiration of the statute of limitations on other deductions. See Footnote 16 of the Notes to the Consolidated Financial Statements for further information.

Income from continuing operations for 2006 was $470.7 million, compared to $406.3 million for 2005. Diluted earnings per share from continuing operations were $1.71 for 2006 compared to $1.48 for 2005.

The loss from discontinued operations for 2006 was $85.7 million, compared to $155.0 million for 2005. The gain (loss) on the disposal of discontinued operations for 2006 was $0.7 million, compared to $(96.8) million for 2005. The 2006 gain was primarily related to the disposal of the Little Tikes business, which was partially offset by the loss recognized on disposal of the Home Décor Europe business. The 2005 loss related primarily to the disposal of the Curver and the European Cookware businesses. The loss from operations of discontinued operations for 2006 was $86.4 million, net of tax, compared to $58.2 million, net of tax, for 2005. Diluted loss per share from discontinued operations was $0.31 for 2006 compared to $0.56 for 2005. See Footnote 3 of the Notes to the Consolidated Financial Statements for further information.

Net income for 2006 was $385.0 million, compared to $251.3 million for 2005. Diluted earnings per share was $1.40 for 2006 compared to $0.91 for 2005.

Results of Operations - 2005 vs. 2004

Net sales for 2005 were $5,717.2 million, representing a increase of $10.1 million, or 0.2% from $5,707.1 million for 2004. Excluding sales related to the DYMO acquisition, sales decreased by $14.8 million primarily due to the rationalization of unfavorable product lines and core sales decline partially offset by favorable pricing. Positive currency translation improved sales by 0.7% for the full year.

Gross margin, as a percentage of net sales, for 2005 was 30.8%, or $1,758.1 million, versus 29.0%, or $1,656.5 million, for 2004. The improvement in gross margin is primarily related to favorable pricing, productivity, and favorable mix driven by the rationalization of unprofitable product lines primarily in the Rubbermaid Home Products business, partially offset by raw material inflation (primarily resin and steel).

SG&A expenses for 2005 were 19.5% of net sales, or $1,117.7 million, versus 18.4%, or $1,050.1 million, for 2004. The increase in SG&A was driven by the impact from foreign currency, the impact from the acquisition of DYMO and increased investments in strategic brand building, partially offset by streamlining.

The Company recorded non-cash pre-tax impairment charges of $0.4 million and $264.0 million for 2005 and 2004, respectively. The 2005 charges were required to write-down certain trademarks and trade name assets to fair value. The 2004 charges were required to write-down certain assets to fair value, primarily in the Company's European and Latin American Office Products businesses. See Footnote 17 of the Notes to the Consolidated Financial Statements for additional information.

The Company recorded restructuring costs of $72.6 million and $28.2 million for 2005 and 2004, respectively. The 2005 restructuring costs included $51.3 million in non-cash facility restructuring costs relating to Project Acceleration and $21.3 million relating to restructuring actions approved prior to the commencement of Project Acceleration. The $21.3 million of pre-Project Acceleration costs included $7.9 million of facility and other exit costs, $11.1 million of employee severance and termination benefits and $2.3 million of exited contractual commitments and other restructuring costs. The 2004 costs included $24.8 million of facility and other exit costs, $5.2 million of employee severance and termination benefits and the reversal of $1.8 million of exited contractual commitments and other restructuring costs. See Footnote 4 of the Notes to the Consolidated Financial Statements for further information on the restructuring costs.

Operating income for 2005 was $567.4 million, or 9.9% of net sales, versus $314.2 million, or 5.5% of net sales, in 2004. The improvement in operating margins is the result of the factors described above.

Net nonoperating expenses for 2005 were 1.8% of net sales, or $104.0 million, versus 2.0% of net sales, or $116.3 million, for 2004. The decrease in net nonoperating expenses is mainly attributable to gains recognized in 2005 on the sale of property, plant and equipment and the liquidation of a foreign subsidiary. This was partially offset by an increase in net interest expense, $127.1 million for 2005 compared to $119.3 million for 2004. The increase in net interest expense was primarily due to higher borrowing rates, partially offset by lower average debt balances. See Footnote 18 of the Notes to the Consolidated Financial Statements for further information.

The effective tax rate was 12.3% for 2005 versus 46.9% for 2004. The change in the effective tax rate is primarily related to the $73.9 million income tax benefit recorded in 2005 compared to the net income tax benefit of $15.5 million recorded in 2004, as a result of favorable resolution of certain tax positions and the expiration of the statute of limitations on other deductions. Additionally, the effective tax rate was impacted by the non-deductibility associated with a portion of the Company's impairment charges recorded in 2005 and 2004 ($0.4 million and $264.0 million, respectively). See Footnotes 16 and 17 of the Notes to the Consolidated Financial Statements for further information.

Income from continuing operations for 2005 was $406.3 million, compared to $105.0 million for 2004. Diluted earnings per share from continuing operations were $1.48 for 2005 compared to $0.38 for 2004.

The loss from discontinued operations for 2005 was $155.0 million, compared to $221.1 million for 2004. For 2005, the loss on disposal of discontinued operations was $96.8 million, comprised primarily of a $62.0 million loss on the disposal of the Curver business and a $33.9 million loss related to the sale of the European Cookware business. For 2004, the Company recorded a $21.5 million loss on the disposal of the U.S. picture frames business (Burnes), the Anchor Hocking glassware business, and the Mirro cookware business, a $72.2 million loss on the disposal of the Panex Brazilian low-end cookware division, and a $6.4 million loss, net of tax, on the disposal of the European picture frames business, partially offset by a gain on the disposal of the Little Tikes Commercial Playground Systems business of $9.6 million. The loss from operations of discontinued operations for 2005 was $58.2 million, net of tax, compared to $130.6 million, net of tax, for 2004. Diluted loss per share from discontinued operations was $0.56 for 2005 compared to $0.80 for 2004. See Footnote 3 of the Notes to the Consolidated Financial Statements for further information.

Net income (loss) for 2005 was $251.3 million, compared to $(116.1) million for 2004. Diluted earnings (loss) per share was $0.91 for 2005 compared to $(0.42) for 2004.

Business Segment Operating Results

2006 vs. 2005 Business Segment Operating Results

Net sales by segment were as follows for the year ended December 31, *(in millions, except percentages)*:

	2006	2005	% Change
Cleaning, Organization & Décor	$1,995.7	$1,921.0	3.9%
Office Products	2,031.6	1,713.3	18.6
Tools & Hardware	1,262.2	1,260.3	0.2
Home & Family	911.5	822.6	10.8
Total Net Sales	$6,201.0	$5,717.2	8.5%

Operating income by segment was as follows for the year ended December 31, *(in millions, except percentages)*:

	2006	2005	% Change
Cleaning, Organization & Décor	$209.1	$145.8	43.4%
Office Products	287.0	266.0	7.9
Tools & Hardware	185.0	171.1	8.1
Home & Family	117.9	103.5	13.9
Corporate	(76.0)	(46.0)	65.2
Impairment charge	-	(0.4)	
Restructuring costs	(66.4)	(72.6)	
Total Operating Income	$656.6	$567.4	15.7%

Cleaning, Organization & Décor

Net sales for 2006 were $1,995.7 million, an increase of $74.7 million, or 3.9%, from $1,921.0 million in 2005, driven by mid single-digit growth in Rubbermaid Commercial Products and Rubbermaid Home Products. New product innovation, a strong back to campus season, a successful year in insulated products and strong sales in the size in store and custom blind products drove the sales improvement. Partially offsetting this increase were low margin product line exits, specifically related to basic drapery hardware.

Operating income for 2006 was $209.1 million, an increase of $63.3 million, or 43.4%, from $145.8 million in 2005. The increase in operating income was driven by the sales volume increases described above coupled with productivity initiatives and pricing actions put in place to offset raw material inflation.

Office Products

Net sales for 2006 were $2,031.6 million, an increase of $318.3 million, or 18.6% from $1,713.3 million in 2005. Excluding sales related to the DYMO acquisition, sales increased approximately 6%, led by strong performance in the Everyday Writing and Marker businesses.

Operating income for 2006 was $287.0 million, an increase of $21.0 million, or 7.9%, from $266.0 million in 2005. Additional income from the DYMO acquisition and the sales volume increase described above were partially offset by strategic brand building spending, restructuring related inefficiencies and acquisition related start-up costs.

Tools & Hardware

Net sales for 2006 were $1,262.2 million, an increase of $1.9 million, or 0.2%, from $1,260.3 million in 2005, as mid single-digit growth in our IRWIN and LENOX branded tools businesses was offset by the decline in our consumer electronic tools business. The consumer electronic tools product line has neared the end of its life cycle. Sales of other product lines increased approximately 3% in the segment, despite the challenging housing and retail environment.

Operating income for 2006 was $185.0 million, an increase of $13.9 million, or 8.1%, from $171.1 million in 2005. Productivity initiatives were partially offset by strategic brand building investment and raw material inflation, particularly in aluminum, zinc and brass.

Home & Family

Net sales for 2006 were $911.5 million, an increase of $88.9 million, or 10.8%, from $822.6 million in 2005. Broad based success in all three business units was fueled by sales of new products and consumer demand driven by targeted strategic SG&A investment.

Operating income for 2006 was $117.9 million, an increase of $14.4 million, or 13.9%, from $103.5 million in the comparable period of 2005, driven by an increase in sales and productivity, partially offset by increased SG&A investment.

2005 vs. 2004 Business Segment Operating Results

Net sales by segment were as follows for the year ended December 31, *(in millions, except percentages)*:

	2005	2004	% Change
Cleaning, Organization & Décor	$1,921.0	$1,993.4	(3.6)%
Office Products	1,713.3	1,686.2	1.6
Tools & Hardware	1,260.3	1,218.7	3.4
Home & Family	822.6	808.8	1.7
Total Net Sales	$5,717.2	$5,707.1	0.2%

Operating income by segment was as follows for the year ended December 31, *(in millions, except percentages)*:

	2005	2004	% Change
Cleaning, Organization & Décor	$145.8	$113.6	28.3%
Office Products	266.0	262.0	1.5
Tools & Hardware	171.1	181.7	(5.8)
Home & Family	103.5	88.4	17.1
Corporate	(46.0)	(39.3)	17.0
Impairment charge	(0.4)	(264.0)	
Restructuring costs	(72.6)	(28.2)	
Total Operating Income	$567.4	$314.2	80.6%

Cleaning, Organization & Décor

Net sales for 2005 were $1,921.0 million, a decrease of $72.4 million, or 3.6%, from $1,993.4 million in 2004, driven primarily by planned product line exits and core sales declines in the Rubbermaid Home Products business. These factors were partially offset by increases in core product sales in the Rubbermaid Commercial Products and Levolor/Kirsch businesses, and favorable pricing.

Operating income for 2005 was $145.8 million, an increase of $32.2 million, or 28.3%, from $113.6 million in 2004. The improvement in operating income is the result of core sales growth in Rubbermaid Commercial Products and Levolor/Kirsch, reduced restructuring activity, favorable sales mix and favorable pricing which more than offset raw material inflation and lost absorption in manufacturing facilities.

Office Products

Net sales for 2005 were $1,713.3 million, an increase of $27.1 million, or 1.6% from $1,686.2 million in 2004. The increase was primarily due to the acquisition of DYMO, the introduction of innovative new products in the markers business and favorable foreign currency translation, partially offset by sales declines in the fine writing and the Eldon office products businesses.

Operating income for 2005 was $266.0 million, an increase of $4.0 million, or 1.5%, from $262.0 million in 2004, as a result of the impact of the DYMO acquisition and improved margins associated with the new product introductions and productivity, partially offset by raw material inflation and increased investment in SG&A, primarily related to advertising and promotion.

Tools & Hardware

Net sales for 2005 were $1,260.3 million, an increase of $41.6 million, or 3.4%, from $1,218.7 million in 2004, driven by increases in the LENOX, and IRWIN-branded businesses, partially offset by sales declines in the Amerock business and consumer electronic tools.

Operating income for 2005 was $171.1 million, a decrease of $10.6 million, or 5.8%, from $181.7 million in 2004, driven by raw material inflation, restructuring related costs at the Amerock business and investments in SG&A in the tools business, partially offset by productivity and the sales increase noted above.

Home & Family

Net sales for 2005 were $822.6 million, an increase of $13.8 million, or 1.7%, from $808.8 million in 2004, driven by favorable pricing and strong new product introductions in the Graco business.

Operating income for 2005 was $103.5 million, an increase of $15.1 million, or 17.1%, from $88.4 million in 2004. The increase was primarily due to favorable pricing, new product introductions and productivity initiatives, partially offset by raw material inflation.

Liquidity and Capital Resources

Cash and cash equivalents increased (decreased) as follows for the year ended December 31, *(in millions)*:

	2006	2005	2004
Cash provided by operating activities	$643.4	$641.6	$660.0
Cash (used in)/provided by investing activities	(11.9)	(766.7)	189.6
Cash used in financing activities	(550.1)	(257.2)	(494.1)
Exchange effect on cash and cash equivalents	4.1	(7.8)	5.7
Increase (Decrease) in cash and cash equivalents	$85.5	$(390.1)	$361.2

Sources

The Company's primary sources of liquidity and capital resources include cash provided by operations, proceeds from divestitures and use of available borrowing facilities.

Cash provided by operating activities for the year ended December 31, 2006 was $643.4 million compared to $641.6 million for the comparable period of 2005. The increase in cash provided by operating activities is a result of increased net income offset by higher working capital, primarily due to increased inventory to provide additional safety stock due to restructuring plans.

In 2006, the Company received cash proceeds of $187.0 million related to the sale of businesses and other non-current assets, compared to $65.5 million in 2005. In 2006, the Company received cash proceeds of $15.6 million related to the sale of other non-current assets, compared to $64.3 million in 2005. In 2006, the Company sold the European Cookware and Little Tikes businesses, as well as the largest portion of its Home Décor Europe business. In 2005, the Company sold the Curver business.

In 2006, the Company received proceeds from the issuance of debt of $177.0 million compared to $337.0 million in 2005. Proceeds in 2005 reflect the issuance of commercial paper related to the funding of the November 2005 DYMO acquisition.

The Company has short-term foreign and domestic uncommitted lines of credit with various banks that are available for short-term financing. Borrowings under the Company's uncommitted lines of credit are subject to the discretion of the lender. The Company's lines of credit do not have a material impact on the Company's liquidity. Borrowings under the Company's lines of credit at December 31, 2006 and 2005 totaled $23.9 million and $4.0 million, respectively.

In November 2005, the Company entered into a $750.0 million syndicated revolving credit facility (the "Revolver") pursuant to a five-year credit agreement. On an annual basis, the Company may request an extension of the Revolver (subject to lender approval) for additional one-year periods. The Company elected to extend the Revolver for an additional one-year period and all but one lender approved the one-year extension, which will now expire in November 2011. Accordingly, the Company has $750.0 million available under its revolving credit facility through November 2010 and $725.0 million thereafter, through November 2011. At December 31, 2006 and 2005, there were no borrowings under the Revolver.

In lieu of borrowings under the Revolver, the Company may issue up to $750.0 million of commercial paper through 2010 and $725.0 million thereafter, through 2011. The Revolver provides the committed backup liquidity required to issue commercial paper. Accordingly, commercial paper may only be issued up to the amount available for borrowing under the Revolver. The Revolver also provides for the issuance of up to $100.0 million of standby letters of credit so long as there is a sufficient amount available for borrowing under the Revolver. At December 31, 2006, there was no commercial paper outstanding and there were no standby letters of credit issued under the Revolver. At December 31, 2005, $202.0 million of commercial paper was outstanding and there were no standby letters of credit issued under the Revolver.

The Revolver permits the Company to borrow funds on a variety of interest rate terms and requires, among other things, that the Company maintain certain Interest Coverage and Total Indebtedness to Total Capital Ratio, as defined in the agreement. The Revolver also limits Subsidiary Indebtedness. As of December 31, 2006 and 2005, the Company was in compliance with the terms of the agreement governing the Revolver.

Under a 2001 receivables facility with a financial institution, the Company created a financing entity that is consolidated in the Company's financial statements. Under this facility, the Company regularly enters into transactions with the financing entity to sell an undivided interest in substantially all of the Company's United States trade receivables to the financing entity. In 2001, the financing entity issued $450.0 million in preferred debt securities to the financial institution. Certain levels of accounts receivable write-offs and other events would permit the financial institution to terminate the receivables facility. On September 18, 2006, in accordance with the terms of the receivables facility, the financing entity caused the preferred debt securities to be exchanged for cash of $2.2 million, a two year floating rate note in an aggregate principal amount of $448.0 million and a cash premium of $5.2 million. Because this debt matures in 2008, the entire amount is considered to be long-term. At any time prior to maturity of the note, the holder may elect to convert it into new preferred debt securities of the financing entity with a par value equal to the outstanding principal amount of the note. The note must be repaid and any preferred debt securities into which the note is converted must be retired or redeemed before the Company can have access to the financing entity's receivables. As of December 31, 2006 and December 31, 2005, the aggregate amount of outstanding receivables sold under this facility was $696.7 million and $746.9 million, respectively. The receivables and the preferred debt securities or note, as applicable, are recorded in the consolidated accounts of the Company.

Uses

The Company's primary uses of liquidity and capital resources include acquisitions, dividend payments, capital expenditures and payments on debt.

Cash used for acquisitions was $60.6 million in 2006, compared to $740.0 million in 2005. In 2006, the Company did not invest in significant acquisitions. The cash used in 2005 related primarily to the acquisition of DYMO for $699.2 million, which was funded by $480.2 million of cash on hand and $219.0 million from existing credit facilities. See Footnote 2 of the Notes to the Consolidated Financial Statements for additional information.

Capital expenditures were $138.3 million and $92.2 million in 2006 and 2005, respectively. The increase in capital expenditures was driven by spending on the Company's SAP initiative. Capital expenditures for 2007 are expected to be in the range of $140 to $160 million.

In 2006, the Company made payments on notes payable and long-term debt of $511.0 million compared to $360.1 million in 2005. In 2006, the Company used available cash to pay off commercial paper and retire a $150 million, 6.6% fixed rate medium-term note that matured. In 2005, the Company purchased 750,000 shares of its 5.25% convertible preferred securities from holders at an average price of $47.075 per share ($35.3 million). See Footnote 10 of the Notes to the Consolidated Financial Statements for additional information on these transactions.

Aggregate dividends paid were $232.8 million and $231.5 million in 2006 and 2005, respectively. In 2007, the Company expects to make similar dividend payments.

Cash used for restructuring activities was $26.1 million and $34.3 million in 2006 and 2005, respectively. These payments relate primarily to employee termination benefits. In 2007, the Company expects to use approximately $100 to $125 million of cash on restructuring activities related to Project Acceleration. See Footnote 4 of the Notes to the Consolidated Financial Statements for additional information.

In 2006, the Company made a voluntary $20.9 million cash contribution to fund its defined contribution plan. In 2005, the Company made a voluntary $25.0 million cash contribution to fund its foreign pension plans.

In 2005, the Company terminated a cross currency interest rate swap and paid $26.9 million. This payment has been recognized in operating cash flow.

Retained earnings increased in 2006 by $152.1 million. The increase in retained earnings is due to the current year net income, partially offset by cash dividends paid on common stock. See the Statements of Stockholders' Equity and Comprehensive (Loss) Income for additional details.

Working capital at December 31, 2006 was $580.3 million, compared to $675.3 million at December 31, 2005. The current ratio at December 31, 2006 was 1.31:1 compared to 1.38:1 at December 31, 2005. The decrease in working capital is due to the sale of substantially all of the businesses classified as discontinued operations, the proceeds of which were used to pay down debt.

Total debt to total capitalization (total debt is net of cash and cash equivalents, and total capitalization includes total debt and stockholders' equity) was .52:1 at December 31, 2006 and .60:1 at December 31, 2005.

The Company believes that cash provided from operations and available borrowing facilities will continue to provide adequate support for the cash needs of existing businesses on a short-term basis; however, certain events, such as significant acquisitions, could require additional external financing on a long-term basis.

Resolution of Income Tax Contingencies

In 2006 and 2005, the Company recorded $102.8 million and $73.9 million, respectively, in income tax benefit as a result of favorable resolution of certain tax matters, the expiration of the statute of limitations on certain tax matters and the reorganization of certain legal entities in Europe. These benefits are reflected in the Company's 2006 and 2005 Consolidated Statements of Operations.

Contractual Obligations, Commitments and Off-Balance Sheet Arrangements

The Company has various contractual obligations that are recorded as liabilities in its consolidated financial statements. Certain other items, such as purchase commitments and other executory contracts, are not recognized as liabilities in the Company's consolidated financial statements but are required to be disclosed. Examples of items not recognized as liabilities in the Company's consolidated financial statements are commitments to purchase raw materials or inventory that has not yet been received as of December 31, 2006 and future minimum lease payments for the use of property and equipment under operating lease agreements.

The following table summarizes the effect that lease and other material contractual obligations listed below are expected to have on the Company's cash flow in the indicated period. In addition, the table reflects the timing of principal and interest payments on borrowings outstanding as of December 31, 2006. Additional details regarding these obligations are provided in the Notes to the Consolidated Financial Statements, as referenced in the table *(in millions):*

	Payments Due by Period				
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt – maturities (1)	$2,225.9	$253.6	$703.0	$254.7	$1,014.6
Interest on long-term debt (2)	1,152.0	117.3	185.0	126.0	723.7
Operating lease obligations (3)	292.5	63.4	95.9	51.6	81.6
Purchase obligations (4)	389.1	362.4	26.7	-	-
Total contractual obligations (5)	$4,059.5	$796.7	$1,010.6	$432.3	$1,819.9

(1) Amounts represent contractual obligations due, excluding interest, based on borrowings outstanding as of December 31, 2006. For further information relating to these obligations, see Footnotes 9 and 10 of the Notes to the Consolidated Financial Statements.

(2) Amounts represent estimated interest expense on borrowings outstanding as of December 31, 2006. Interest on floating debt was estimated using the index rate in effect as of December 31, 2006. For further information relating to this obligation, see Footnotes 9 and 10 of the Notes to the Consolidated Financial Statements.

(3) Amounts represent contractual minimum lease obligations on operating leases as of December 31, 2006. For further information relating to this obligation, see Footnote 12 of the Notes to the Consolidated Financial Statements.

(4) Primarily consists of purchase commitments entered into as of December 31, 2006 for finished goods, raw materials, components and services and joint venture interests pursuant to legally enforceable and binding obligations, which include all significant terms.

(5) Total does not include contractual obligations reported on the December 31, 2006 balance sheet as current liabilities, except for current portion of long-term debt.

The Company also has obligations with respect to its pension and post retirement medical benefit plans. See Footnote 13 of the Notes to the Consolidated Financial Statements.

As of December 31, 2006, the Company had $95.4 million in standby letters of credit primarily related to the Company's self-insurance programs, including workers' compensation, product liability, and medical. See Footnote 20 of the Notes to the Consolidated Financial Statements for further information.

As of December 31, 2006, the Company did not have any significant off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Critical Accounting Policies

The Company's accounting policies are more fully described in Footnote 1 of the Notes to the Consolidated Financial Statements. As disclosed in Footnote 1 of the Notes to the Consolidated Financial Statements, the preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying footnotes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the Consolidated Financial Statements. The following sections describe the Company's critical accounting policies.

Sales Recognition

Sales of merchandise and freight billed to customers are recognized when title passes and all substantial risks of ownership change, which generally occurs either upon shipment or upon delivery based upon contractual terms. Sales are net of provisions for cash discounts, returns, customer discounts (such as volume or trade discounts), cooperative advertising and other sales related discounts.

Recovery of Accounts Receivable

The Company evaluates the collectibility of accounts receivable based on a combination of factors. When aware of a specific customer's inability to meet its financial obligations, such as in the case of bankruptcy filings or deterioration in the customer's operating results or financial position, the Company records a specific reserve for bad debt to reduce the related receivable to the amount the Company reasonably believes is collectible. The Company also records reserves for bad debt for all other customers based on a variety of factors, including the length of time the receivables are past due and historical collection experience. Accounts are reviewed for potential write-off on a case by case basis. Accounts deemed uncollectible are written off, net of expected recoveries. If circumstances related to specific customers change, the Company's estimates of the recoverability of receivables could be further adjusted. As of December 31, 2006, the Company had allowances for doubtful accounts of $26.3 million on $1,139.9 million of accounts receivable.

Inventory Reserves

The Company reduces its inventory value for estimated obsolete and slow moving inventory in an amount equal to the difference between the cost of inventory and the net realizable value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Goodwill and Other Indefinite-Lived Intangible Assets

The Company conducts its annual test of impairment for goodwill and indefinite lived intangible assets in the third quarter because it coincides with its annual strategic planning process for all of its businesses. The Company also tests for impairment if events or circumstances indicate that it is more likely than not that the fair value of a reporting unit or the indefinite life intangible asset is below its carrying amount. The Company tests for impairment at the operating segment level.

The Company cannot predict the occurrence of certain events that might adversely affect the reported value of goodwill and other intangible assets. Such events may include, but are not limited to, strategic decisions made in response to economic and competitive conditions, the impact of the economic environment on the Company's customer base, or a material negative change in its relationships with significant customers. Additionally, increases in the risk adjusted rate could result in impairment charges.

The Company assesses the fair value of its reporting units for its goodwill and other indefinite lived intangible assets (primarily trademarks and trade names) in its impairment tests, generally based upon a discounted cash flow methodology, or an actual sales offer received from a prospective buyer, if available. The discounted cash flows are estimated utilizing various assumptions regarding future revenue and expenses, working capital, terminal value, and market discount rates. The underlying assumptions used are consistent with those used in the strategic plan.

If the carrying amount of the reporting unit is greater than the fair value, goodwill impairment may be present. The Company measures the goodwill impairment based upon the fair value of the underlying assets and liabilities of the reporting unit, including any unrecognized intangible assets, and estimates the implied fair value of goodwill. An impairment charge is recognized to the extent the recorded goodwill exceeds the implied fair value of goodwill.

If the carrying amount of the intangible asset exceeds its fair value, an impairment charge is recorded to the extent the recorded intangible asset exceeds the fair value.

Other Long-Lived Assets

The Company continuously evaluates if impairment indicators related to its property, plant and equipment and other long-lived assets are present. These impairment indicators may include a significant decrease in the market price of a long-lived asset or asset group, a significant adverse change in the extent or manner in which a long-lived asset or asset group is being used or in its physical condition, or a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group. If impairment indicators are present, the Company estimates the future cash flows for the asset or group of assets. The sum of the undiscounted future cash flows attributable to the asset or group of assets is compared to their carrying amount. The cash flows are estimated utilizing various assumptions regarding future revenue and expenses, working capital, and proceeds from asset disposals on a basis consistent with the strategic plan. If the carrying amount exceeds the sum of the undiscounted future cash flows, the Company discounts the future cash flows using a discount rate required for a similar investment of like risk and records an impairment charge as the difference between the fair value and the carrying value of the asset group. Generally, the Company performs its testing of the asset group at the product-line level, as this is the lowest level for which identifiable cash flows are available.

Product Liability Reserves

The Company has a self-insurance program for product liability that includes reserves for self-retained losses and certain excess and aggregate risk transfer insurance. The Company uses historical loss experience combined with actuarial evaluation methods, review of significant individual files and the application of risk transfer programs in determining required product liability reserves. The Company's actuarial evaluation methods take into account claims incurred but not reported when determining the Company's product liability reserve. The Company has product liability reserves of $30.6 million as of December 31, 2006. While the Company believes that it has adequately reserved for these claims, the ultimate outcome of these matters may exceed the amounts recorded by the Company and such additional losses may be material to the Company's Consolidated Financial Statements.

Legal and Environmental Reserves

The Company is subject to losses resulting from extensive and evolving federal, state, local and foreign laws and regulations, as well as contract and other disputes. The Company evaluates the potential legal and environmental losses relating to each specific case and determines the probable loss based on historical experience and estimates of cash flows for certain environmental matters. The estimated losses take into account anticipated costs associated with investigative and remediation efforts where an assessment has indicated that a probable liability has been incurred and the cost can be reasonably estimated. No insurance recovery is taken into account in determining the Company's cost estimates or reserve, nor do the Company's cost estimates or reserve reflect any discounting for present value purposes, except with respect to long-term operations and maintenance CERCLA matters which are estimated at present value. The Company's estimate of environmental response costs associated with these matters as of December 31, 2006 ranged between $15.9 million and $35.6 million. As of December 31, 2006, the Company had a reserve of $19.8 million for such environmental response costs in the aggregate, which is included in other accrued liabilities and other noncurrent liabilities in the Consolidated Balance Sheets.

Income Tax Contingencies

The Company establishes a tax contingency reserve for certain tax exposures when it is not probable that the Company's tax position will be ultimately sustained. The Company eliminates a tax contingency reserve balance when it becomes probable that the Company's tax position will ultimately be sustained, which generally occurs when the statute of limitations for a specific exposure item has expired or when the Company has reached agreement with the taxing authorities on the treatment of an item. The Company generally assesses its tax contingency reserves on a quarterly basis. Management cannot determine with certainty the ultimate resolution of these tax matters. Actual results may differ from the recorded amounts.

Stock Options

Effective January 1, 2006, the Company adopted the provisions of SFAS 123(R), using the modified prospective method and therefore has not restated results for prior periods. Under this transition method, stock-based compensation expense for 2006 includes compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Stock-based compensation expense for all awards granted after December 31, 2005 is based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). The Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period of the award, which is generally five years for stock options and three years for restricted stock. Prior to the adoption of SFAS 123(R), the Company recognized stock-based compensation expense by applying the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees."

Determining the appropriate fair value model and calculating the fair value of share-based payment awards require the input of highly subjective assumptions, including the expected life of the share-based payment awards and stock price volatility. The assumptions used in calculating the fair value of share-based payment awards represent management's best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future. In addition, we are required to estimate the expected pre-vesting forfeiture rate and only recognize expense for those shares expected to vest. If our actual pre-vesting forfeiture rate is materially different from our estimate, the stock-based compensation expense could be significantly different from our estimates. See Footnote 15 of the Notes to the Consolidated Financial Statements for a further discussion of stock-based compensation.

New Accounting Pronouncements

In June 2006, the FASB issued Interpretation 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes", an interpretation of FASB Statement No. 109, Accounting for Income Taxes. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, by defining a criterion that an individual tax position must meet for any part of the benefit of that position to be recognized in an enterprise's financial statements. The interpretation would require a review of all tax positions accounted for in accordance with FASB Statement No. 109 and apply a more-likely-than-not recognition threshold. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. Subsequent recognition, derecognition, and measurement is based on management's best judgment given the facts, circumstances and information available at the reporting date. The guidance is effective for fiscal years beginning after December 15, 2006, which the Company intends to adopt on January 1, 2007. The Company does not believe the new Interpretation will have a material effect on its financial position or results of operations, however, adoption may result in the reclassification of certain income tax liabilities in our consolidated balance sheet and an immaterial adjustment to the balance of retained earnings.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and states that a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and the Company intends to adopt the standard on January 1, 2008. The Company is currently evaluating the impact, if any, that SFAS 157 will have on its financial position, results of operations and cash flows, but does not believe the effect will be material.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)"

("SFAS 158"). SFAS 158 requires an employer to recognize the over-funded or under-funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS 158 also requires the measurement of defined benefit plan assets and obligations as of the date of the employer's fiscal year-end statement of financial position beginning with years ending after December 15, 2008 (with limited exceptions). Effective December 31, 2006, the Company recognized the funded status of its defined benefit postretirement plan and provided the required disclosures as a result of the adoption of SFAS 158. The effect of adoption of SFAS 158 on the Company's financial condition at December 31, 2006 has been included in the accompanying consolidated financial statements. See Footnote 13 of the Notes to the Consolidated Financial Statements for additional information. The Company currently measures defined benefit plan assets and liabilities for the majority of its plans on September 30th and expects to adopt the measurement date provisions of SFAS 158 in 2008.

International Operations

For the years ended December 31, 2006, 2005 and 2004, the Company's non-U.S. businesses accounted for approximately 26%, 24% and 24% of net sales, respectively (see Footnote 19 of the Notes to the Consolidated Financial Statements). Changes in both U.S. and non-U.S. net sales are shown below for the years ended December 31, *(in millions, except percentages)*:

	2006	2005	2004	2006 vs. 2005 % Change	2005 vs. 2004 % Change
U.S.	$4,603.4	$4,338.5	$4,365.6	6.1%	(0.6)%
Non-U.S	1,597.6	1,378.7	1,341.5	15.9	2.8
	$6,201.0	$5,717.2	$5,707.1	8.5%	0.2%

Foreign operations, especially in Europe, but also in Asia, Central and South America and Canada, are important to the Company's business. The Company is expanding from a U.S.-centric business model to one that includes international growth as an increasing focus. In addition, as the Company increasingly sources products in low-cost countries, particularly in the Far East, it is exposed to additional risks and uncertainties. Foreign operations can be affected by factors such as currency devaluation, other currency fluctuations, tariffs, nationalization, exchange controls, interest rates, limitations on foreign investment in local business and other political, economic and regulatory risks and difficulties. The Company also faces risks due to the transportation and logistical complexities inherent in increased reliance on foreign sourcing.

Cautionary Language Concerning Forward-Looking Statements

Forward-looking statements in this annual report are made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may relate to, but are not limited to, information or assumptions about the effects of Project Acceleration, sales, income/(loss), earnings per share, operating income or gross margin improvements, return on equity, return on invested capital, capital expenditures, working capital, cash flow, dividends, capital structure, debt to capitalization ratios, interest rates, internal growth rates, restructuring, impairment and other charges, potential losses on divestitures, impact of changes in accounting standards, pending legal proceedings and claims (including environmental matters), future economic performance, costs and cost savings (including raw material inflation, productivity and streamlining), synergies, management's plans, goals and objectives for future operations, performance and growth or the assumptions relating to any of the forward-looking statements. These statements generally are accompanied by words such as "intend," "anticipate," "believe," "estimate," "project," "target," "plan," "expect," "will," "should" or similar statements. The Company cautions that forward-looking statements are not guarantees because there are inherent difficulties in predicting future results. Actual results could differ materially from those expressed or implied in the forward-looking statements. Factors that could cause actual results to differ include, but are not limited to, our dependence on the strength of retail economies in various parts of the world; competition with numerous other manufacturers and distributors of consumer products; major retailers' strong bargaining power; changes in the prices of raw materials used by the Company; our ability to develop and commercialize innovative new products and to develop, maintain and strengthen our end-user brands; our ability to expeditiously close facilities and move operations while managing foreign regulations and other impediments; our ability to implement successfully information technology solutions throughout our organization; our ability to improve productivity and streamline operations; our ability to complete strategic acquisitions and to integrate previously acquired businesses; the risks inherent in our foreign operations and those factors listed in the company's 2006 Annual Report on Form 10-K, filed with the Securities and Exchange Commission.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's market risk is impacted by changes in interest rates, foreign currency exchange rates and certain commodity prices. Pursuant to the Company's policies, natural hedging techniques and derivative financial instruments may be utilized to reduce the impact of adverse changes in market prices. The Company does not hold or issue derivative instruments for trading purposes.

The Company manages interest rate exposure through its conservative debt ratio target and its mix of fixed and floating rate debt. Interest rate swaps may be used to adjust interest rate exposures when appropriate based on market conditions, and, for qualifying hedges, the interest differential of swaps is included in interest expense.

The Company's foreign exchange risk management policy emphasizes hedging anticipated intercompany and third party commercial transaction exposures of one-year duration or less. The Company focuses on natural hedging techniques of the following form: 1) offsetting or netting of like foreign currency flows, 2) structuring foreign subsidiary balance sheets with appropriate levels of debt to reduce subsidiary net investments and subsidiary cash flows subject to conversion risk, 3) converting excess foreign currency deposits into U.S. dollars or the relevant functional currency and 4) avoidance of risk by denominating contracts in the appropriate functional currency. In addition, the Company utilizes forward contracts and purchased options to hedge commercial and intercompany transactions. Gains and losses related to qualifying hedges of commercial and intercompany transactions are deferred and included in the basis of the underlying transactions. Derivatives used to hedge intercompany loans are marked to market with the corresponding gains or losses included in the Company's Consolidated Statements of Operations.

The Company purchases certain raw materials, including resin, corrugate, steel, stainless steel, aluminum and other metals, which are subject to price volatility caused by unpredictable factors. While future movements of raw material costs are uncertain, a variety of programs, including periodic raw material purchases, purchases of raw materials for future delivery and customer price adjustments help the Company address this risk. Where practical, the Company uses derivatives as part of its risk management process. During 2006, the Company experienced raw material inflation, which was more than offset by pricing increases, favorable mix and productivity.

The amounts shown below represent the estimated potential economic loss that the Company could incur from adverse changes in either interest rates or foreign exchange rates using the value-at-risk estimation model. The value-at-risk model uses historical foreign exchange rates and interest rates to estimate the volatility and correlation of these rates in future periods. It estimates a loss in fair market value using statistical modeling techniques that are based on a variance/covariance approach and includes substantially all market risk exposures (specifically excluding equity-method investments). The fair value losses shown in the table below have no impact on results of operations or financial condition, but are shown as an illustration of the impact of potential adverse changes in interest and foreign currency exchange rates. The following table indicates the calculated amounts for each of the years ended December 31, 2006 and 2005 *(in millions, except percentages):*

Market Risk	2006 Average	December 31, 2006	2005 Average	December 31, 2005	Confidence Level
Interest rates	$8.0	$7.5	$9.5	$8.1	95%
Foreign exchange	$5.0	$3.5	$3.1	$5.6	95%

The 95% confidence interval signifies the Company's degree of confidence that actual losses would not exceed the estimated losses shown above. The amounts shown here disregard the possibility that interest rates and foreign currency exchange rates could move in the Company's favor. The value-at-risk model assumes that all movements in these rates will be adverse. Actual experience has shown that gains and losses tend to offset each other over time, and it is highly unlikely that the Company could experience losses such as these over an extended period of time. These amounts should not be considered projections of future losses, because actual results may differ significantly depending upon activity in the global financial markets.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS AND ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Newell Rubbermaid Inc. is responsible for the accuracy and internal consistency of the preparation of the consolidated financial statements and footnotes contained in this annual report.

The Company's management is also responsible for establishing and maintaining adequate internal control over financial reporting. Newell Rubbermaid Inc. operates under a system of internal accounting controls designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of published financial statements in accordance with generally accepted accounting principles. The internal accounting control system is evaluated for effectiveness by management and is tested, monitored and revised as necessary. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. In making its assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on the results of its evaluation, the Company's management concluded that, as of December 31, 2006, the Company's internal control over financial reporting is effective based on those criteria.

The Company's independent auditors, Ernst & Young LLP, have audited the financial statements prepared by the management of Newell Rubbermaid Inc. and management's assessment of internal control over financial reporting. Their reports on these financial statements, and on management's assessment of internal control over financial reporting, are presented below.

NEWELL RUBBERMAID INC.

Atlanta, Georgia
February 27, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Newell Rubbermaid Inc.

We have audited the accompanying consolidated balance sheets of Newell Rubbermaid Inc. as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Newell Rubbermaid Inc. at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Footnotes 1 and 15, on January 1, 2006 the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), Share Based Payment, and changed its method of accounting for share-based payments using the modified prospective transition method. Also, as discussed in Footnote 13, on December 31, 2006 the Company adopted the provisions of Statement of Financial Accounting Standards No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, and changed its method of recognizing the funded status of its defined benefit postretirement plans.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Newell Rubbermaid Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2007 expressed an unqualified opinion thereon.

Ernst & Young LLP

Chicago, Illinois
February 27, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders
Newell Rubbermaid Inc.

We have audited management's assessment, included in the accompanying Management's Responsibility for Financial Statements and Annual Report on Internal Control Over Financial Reporting, that Newell Rubbermaid Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Newell Rubbermaid Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Newell Rubbermaid Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Newell Rubbermaid Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Newell Rubbermaid Inc. as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006 of Newell Rubbermaid Inc. and our report dated February 27, 2007 expressed an unqualified opinion thereon.

Ernst + Young LLP

Chicago, Illinois
February 27, 2007

CONSOLIDATED STATEMENTS OF OPERATIONS

Year Ended December 31,	2006	2005(1)	2004(1)
(Amounts in millions, except per share data)			
Net sales	$6,201.0	$5,717.2	$5,707.1
Cost of products sold	4,131.0	3,959.1	4,050.6
Gross margin	2,070.0	1,758.1	1,656.5
Selling, general and administrative expenses	1,347.0	1,117.7	1,050.1
Impairment charges	-	0.4	264.0
Restructuring costs	66.4	72.6	28.2
Operating income	656.6	567.4	314.2
Nonoperating expenses:			
Interest expense, net of interest income of $23.0, $15.0, and $10.4 in 2006, 2005, and 2004, respectively	132.0	127.1	119.3
Other expense (income), net	9.7	(23.1)	(3.0)
Net nonoperating expenses	141.7	104.0	116.3
Income from continuing operations before income taxes	514.9	463.4	197.9
Income taxes	44.2	57.1	92.9
Income from continuing operations	470.7	406.3	105.0
Loss from discontinued operations, net of tax	(85.7)	(155.0)	(221.1)
Net income (loss)	$385.0	$251.3	$(116.1)
Weighted average shares outstanding:			
Basic	274.6	274.4	274.4
Diluted	275.5	274.9	274.7
Per common share -			
Basic			
Income from continuing operations	$1.71	$1.48	$0.38
Loss from discontinued operations	(0.31)	(0.56)	(0.81)
Net income (loss)	$1.40	$0.92	$(0.42)
Diluted			
Income from continuing operations	$1.71	$1.48	$0.38
Loss from discontinued operations	(0.31)	(0.56)	(0.80)
Net income (loss)	$1.40	$0.91	$(0.42)
Dividends per share	$0.84	$0.84	$0.84

(1) Results have been restated to report the Company's Home Décor Europe and Little Tikes businesses as discontinued operations. See Footnote 3.

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

December 31,	2006	2005(1)
(Amounts in millions, except par value)		
Assets		
Current Assets:		
Cash and cash equivalents	$201.0	$115.5
Accounts receivable, net of allowances of $26.3 for 2006 and $28.5 for 2005	1,113.6	1,107.7
Inventories, net	850.6	793.8
Deferred income taxes	110.1	109.8
Prepaid expenses and other	133.5	103.2
Current assets of discontinued operations	68.1	242.7
Total Current Assets	2,476.9	2,472.7
Property, plant and equipment, net	746.9	854.0
Deferred income taxes	1.3	37.7
Goodwill	2,435.7	2,304.4
Other intangible assets, net	458.8	401.7
Other assets	190.9	185.2
Non-current assets of discontinued operations	-	190.4
Total Assets	$6,310.5	$6,446.1
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts payable	$549.9	$590.5
Accrued compensation	177.9	142.6
Other accrued liabilities	710.9	677.7
Income taxes payable	144.3	82.6
Notes payable	23.9	4.0
Current portion of long-term debt	253.6	162.8
Current liabilities of discontinued operations	36.1	137.2
Total Current Liabilities	1,896.6	1,797.4
Long-term debt	1,972.3	2,429.7
Other noncurrent liabilities	551.4	566.6
Long-term liabilities of discontinued operations	-	9.2
Stockholders' Equity:		
Common stock, authorized shares, 800.0 at $1.00 par value;	291.0	290.2
Outstanding shares:		
2006 – 291.0		
2005 – 290.2		
Treasury stock, at cost;	(411.6)	(411.6)
Shares held:		
2006 – 15.7		
2005 – 15.7		
Additional paid-in capital	505.0	453.0
Retained earnings	1,690.4	1,538.3
Accumulated other comprehensive loss	(184.6)	(226.7)
Total Stockholders' Equity	1,890.2	1,643.2
Total Liabilities and Stockholders' Equity	$6,310.5	$6,446.1

(1) Results have been restated to report the Company's Home Décor Europe and Little Tikes businesses as discontinued operations. See Footnote 3.

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31,	2006	2005(1)	2004(1)
(Amounts in millions)			
Operating Activities			
Net income (loss)	$385.0	$251.3	$(116.1)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	193.3	191.6	209.4
Non-cash restructuring costs	27.2	56.2	30.9
Deferred income taxes	(5.0)	(63.9)	108.1
Gain on sale of assets/debt extinguishment	(4.5)	(20.0)	(9.0)
Non-cash impairment charges	50.9	34.4	374.0
(Gain) loss on disposal of discontinued operations	(0.7)	96.8	90.5
Stock-based compensation expense	44.0	6.1	2.8
Other	(12.9)	(23.9)	(8.4)
Changes in current accounts excluding the effects of acquisitions:			
Accounts receivable	25.1	(51.5)	143.7
Inventories	(32.2)	32.3	(74.2)
Accounts payable	(51.0)	27.3	(20.3)
Discontinued operations	30.1	60.3	(2.3)
Accrued liabilities and other	(5.9)	44.6	(69.1)
Net Cash Provided by Operating Activities	$643.4	$641.6	$660.0
Investing Activities			
Acquisitions, net of cash acquired	$(60.6)	$(740.0)	$(6.6)
Expenditures for property, plant and equipment	(138.3)	(92.2)	(121.9)
Disposals of noncurrent assets and sale of businesses	187.0	65.5	318.1
Net Cash (Used in)/Provided by Investing Activities	$(11.9)	$(766.7)	$189.6
Financing Activities			
Proceeds from issuance of debt	$177.0	$337.0	$33.9
Payments on notes payable and long-term debt	(511.0)	(360.1)	(298.4)
Cash dividends	(232.8)	(231.5)	(231.0)
Proceeds from exercised stock options and other	16.7	(2.6)	1.4
Net Cash Used in Financing Activities	$(550.1)	$(257.2)	$(494.1)
Exchange rate effect on cash	4.1	(7.8)	5.7
Increase (Decrease) in Cash and Cash Equivalents	85.5	(390.1)	361.2
Cash and Cash Equivalents at Beginning of Year	115.5	505.6	144.4
Cash and Cash Equivalents at End of Year	$201.0	$115.5	$505.6
Supplemental cash flow disclosures - cash paid during the year for:			
Income taxes, net of refunds	$19.5	$84.9	$16.9
Interest	160.9	136.8	127.0

(1) Results have been restated to report the Company's Home Décor Europe and Little Tikes businesses as discontinued operations. See Footnote 3.

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE (LOSS) INCOME

(Amounts in millions, except per share data)	Common Stock	Treasury Stock	Add'l Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
Balance at December 31, 2003	$290.1	$(411.6)	$439.9	$1,865.7	$(167.8)	$2,016.3
Net loss	-	-	-	(116.1)	-	(116.1)
Foreign currency translation, net of $64.2 tax	-	-	-	-	104.8	104.8
Minimum pension liability adjustment, net of $2.1 tax	-	-	-	-	3.5	3.5
Loss on derivative instruments, net of $(6.7) tax	-	-	-	-	(10.9)	(10.9)
Total comprehensive loss						(18.7)
Cash dividends on common stock	-	-	-	(231.0)	-	(231.0)
Exercise of stock options	-	-	1.4	-	-	1.4
Other	-	-	(3.8)	-	-	(3.8)
Balance at December 31, 2004	$290.1	$(411.6)	$437.5	$1,518.6	$(70.4)	$1,764.2
Net income	$-	$-	$-	$251.3	$-	$251.3
Foreign currency translation, net of $(65.9) tax	-	-	-	-	(107.6)	(107.6)
Minimum pension liability adjustment, net of $(29.3) tax	-	-	-	-	(59.8)	(59.8)
Gain on derivative instruments, net of $6.8 tax	-	-	-	-	11.1	11.1
Total comprehensive income						95.0
Cash dividends on common stock	-	-	-	(231.5)	-	(231.5)
Exercise of stock options	0.1	-	0.4	-	-	0.5
Other	-	-	15.1	-	-	15.1
Balance at December 31, 2005	$290.2	$(411.6)	$453.0	$1,538.3	$(226.7)	$1,643.2
Net income	$-	$-	$-	$385.0	$-	$385.0
Foreign currency translation, net of $17.7 tax	-	-	-	-	28.8	28.8
Minimum pension liability adjustment, net of $27.1 tax					50.0	50.0
Loss on derivative instruments, net of $(2.6) tax	-	-	-	-	(4.3)	(4.3)
Total comprehensive income						459.5
Cash dividends on common stock	-	-	-	(232.8)	-	(232.8)
Exercise of stock options	0.8	-	19.1	-	-	19.9
Adjustment to initially apply SFAS 158, net of $(15.4) tax	-	-	-	-	(32.4)	(32.4)
Other	-	-	32.9	(0.1)	-	32.8
Balance at December 31, 2006	$291.0	$(411.6)	$505.0	$1,690.4	$(184.6)	$1,890.2

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOOTNOTE 1

Description of Business and Significant Accounting Policies

Description of Business: Newell Rubbermaid is a global marketer of consumer and commercial products that touch the lives of people where they work, live and play. The Company's strong portfolio of brands includes Sharpie®, Paper Mate®, DYMO®, EXPO®, Waterman®, Parker®, Rolodex®, IRWIN®, LENOX®, BernzOmatic®, Rubbermaid®, Levolor®, Graco®, Calphalon® and Goody®. The Company's multi-product offering consists of well known name-brand consumer and commercial products in four business segments: Cleaning, Organization & Décor; Office Products; Tools & Hardware; and Home & Family.

Principles of Consolidation: The Consolidated Financial Statements include the accounts of the Company, its majority owned subsidiaries and variable interest entities where the Company is the primary beneficiary, after elimination of intercompany transactions.

Use of Estimates: The preparation of these financial statements requires the use of certain estimates by management in determining the Company's assets, liabilities, revenue and expenses and related disclosures. Actual results could differ from those estimates.

Reclassifications: Certain 2005 and 2004 amounts have been reclassified to conform to the 2006 presentation. See Footnote 3 for a discussion of discontinued operations.

Concentration of Credit Risk: The Company sells products to customers in diversified industries and geographic regions and, therefore, has no significant concentrations of credit risk. The Company continuously evaluates the creditworthiness of its customers and generally does not require collateral.

The Company evaluates the collectibility of accounts receivable based on a combination of factors. When aware of a specific customer's inability to meet its financial obligations, such as in the case of bankruptcy filings or deterioration in the customer's operating results or financial position, the Company records a specific reserve for bad debt to reduce the related receivable to the amount the Company reasonably believes is collectible. The Company also records reserves for bad debt for all other customers based on a variety of factors, including the length of time the receivables are past due and historical collection experience. Accounts are reviewed for potential write-off on a on a case by case basis. Accounts deemed uncollectible are written off, net of expected recoveries. If circumstances related to specific customers change, the Company's estimates of the recoverability of receivables could be further adjusted.

The Company's forward exchange contracts, long-term cross currency interest rate swaps, and option contracts do not subject the Company to risk due to foreign exchange rate movement, because gains and losses on these instruments generally offset gains and losses on the assets, liabilities, and other transactions being hedged. The Company is exposed to credit-related losses in the event of non-performance by counterparties to certain derivative financial instruments. The Company does not obtain collateral or other security to support derivative financial instruments subject to credit risk, but monitors the credit standing of the counterparties.

The credit exposure that results from commodity, interest rate, and foreign exchange is the fair value of contracts with a positive fair value as of the reporting date. There is no credit exposure on the Company's interest rate derivatives at December 31, 2006. The credit exposure on foreign currency derivatives at December 31, 2006 was $7.8 million.

Sales Recognition: Sales of merchandise and freight billed to customers are recognized when title passes and all substantial risks of ownership change, which generally occurs either upon shipment or upon delivery based upon contractual terms. Sales are net of provisions for cash discounts, returns, customer discounts (such as volume or trade discounts), cooperative advertising and other sales related discounts.

Cash and Cash Equivalents: Cash and cash equivalents include cash on-hand and investments that have a maturity of three months or less when purchased.

Inventories: Inventories are stated at the lower of cost or market value using the last-in, first-out (LIFO) or first-in, first-out (FIFO) methods (see Footnote 5 for additional information). The Company reduces its inventory value for estimated obsolete and slow moving inventory in an amount equal to the difference between the cost of inventory and the net realizable value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Property, Plant and Equipment: Property, plant, and equipment are stated at cost. Expenditures for maintenance and repairs are expensed as incurred. Depreciation expense is calculated principally on the straight-line basis. Useful lives determined by the Company are as follows: buildings and improvements (20-40 years), and machinery and equipment (3-12 years).

Goodwill and Other Indefinite-Lived Intangible Assets: The Company conducts its annual test of impairment for goodwill and indefinite lived intangible assets in the third quarter because it coincides with its annual strategic planning process for all of its businesses. The Company also tests for impairment if events or circumstances indicate that it is more likely than not that the fair value of a reporting unit or the indefinite lived intangible asset is below its carrying amount.

The Company cannot predict the occurrence of certain events that might adversely affect the reported value of goodwill and other intangible assets. Such events may include, but are not limited to, strategic decisions made in response to economic and competitive conditions, the impact of the economic environment on the Company's customer base, or a material adverse change in its relationships with significant customers.

The Company assesses the fair value of its reporting units for its goodwill and other indefinite lived intangible assets (primarily trademarks and tradenames) in its impairment tests generally based upon a discounted cash flow methodology. The discounted cash flows are estimated utilizing various assumptions regarding future revenue and expenses, working capital, terminal value, and market discount rates. The underlying assumptions used are consistent with those used in the strategic plan.

Goodwill Impairment

The Company evaluates goodwill impairment one level below the reporting segment at the operating segment level (herein referred to as the reporting unit). If the carrying amount of the reporting unit is greater than the fair value, goodwill impairment may be present. The Company measures the goodwill impairment based upon the fair value of the underlying assets and liabilities of the reporting unit, including any unrecognized intangible assets, and estimates the implied fair value of goodwill. An impairment charge is recognized to the extent the recorded goodwill exceeds the implied fair value of goodwill.

Other Indefinite-Lived Intangible Asset Impairment (primarily Trademarks and Tradenames)

If the carrying amount of the intangible asset exceeds its fair value, an impairment charge is recorded to the extent the recorded intangible asset exceeds the fair value.

See Footnotes 7 and 17 for additional detail on goodwill and other intangible assets.

Other Long-Lived Assets: The Company tests its other long-lived assets for impairment in accordance with Statement of Financial Accounting Standards No. 144 ("SFAS No. 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets." The Company evaluates if impairment indicators related to its property, plant and equipment and other long-lived assets are present. These impairment indicators may include a significant decrease in the market price of a long-lived asset or asset group, a significant adverse change in the extent or manner in which a long-lived asset or asset group is being used or in its physical condition, or a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group. If impairment indicators are present, the Company estimates the future cash flows for the asset or group of assets. The sum of the undiscounted future cash flows attributable to the asset or group of assets is compared to their carrying amount. The cash flows are estimated utilizing various assumptions regarding future revenue and expenses, working capital, and proceeds from asset disposals on a basis consistent with the strategic plan. If the carrying amount exceeds the sum of the undiscounted future cash flows, the Company determines the assets' fair value by discounting the future cash flows using a discount rate required for a similar investment of like risk and records an impairment charge as the difference between the fair value and the carrying value of the asset group. Generally, the Company performs its testing of the asset group at the product-line level, as this is the lowest level for which identifiable cash flows are available. See Footnote 17 for additional information.

Shipping and Handling Costs: The Company records shipping and handling costs as a component of costs of products sold.

Product Liability Reserves: The Company has a self-insurance program for product liability that includes reserves for self-retained losses and certain excess and aggregate risk transfer insurance. The Company uses historical loss experience combined with actuarial evaluation methods, review of significant individual files and the application of risk transfer programs in determining required product liability reserves. The Company's actuarial evaluation methods take into account claims incurred but not reported when determining the Company's product liability reserve. While the Company believes that it has adequately reserved for these claims, the ultimate outcome of these matters may exceed the amounts recorded by the Company and such additional losses may be material to the Company's Consolidated Financial Statements.

Product Warranties: In the normal course of business, the Company offers warranties for a variety of its products. The specific terms and conditions of the warranties vary depending upon the specific product and markets in which the products were sold. The Company accrues for the estimated cost of product warranty at the time of sale based on historical experience.

Advertising Costs: The Company expenses advertising costs as incurred. Cooperative advertising with customers is recorded in the Consolidated Financial Statements as a component of net sales and totaled $153.3 million, $147.4 million, and $132.3 million for 2006, 2005 and 2004, respectively. All other advertising costs are recorded in selling, general and administrative expenses and totaled $199.9 million, $135.6 million and $113.4 million in 2006, 2005 and 2004, respectively.

Research and Development Costs: Research and development costs relating to both future and current products are charged to selling, general and administrative expenses as incurred. These costs aggregated $102.0 million, $92.5 million, and $95.9 million in 2006, 2005 and 2004, respectively.

Derivative Financial Instruments: The Company follows SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. Derivative financial instruments are used only to manage certain commodity, interest rate and foreign currency risks. These instruments include commodity swaps, interest rate swaps, long-term cross currency interest rate swaps, forward exchange contracts and options. The Company's forward exchange contracts, options and long-term cross currency interest rate swaps do not subject the Company to risk due to foreign exchange rate movement because gains and losses on these instruments generally offset gains and losses on the assets, liabilities, and other transactions being hedged.

On the date in which the Company enters into a derivative, the derivative is designated as a hedge of the identified exposure. The Company measures effectiveness of its hedging relationships both at hedge inception and on an ongoing basis.

Interest Rate Risk Management: Gains and losses on interest rate swaps designated as cash flow hedges, to the extent that the hedge relationship has been effective, are deferred in other comprehensive income and recognized in interest expense over the period in which the Company recognizes interest expense on the related debt instrument. Any ineffectiveness on these instruments is immediately recognized in interest expense in the period that the ineffectiveness occurs.

The Company also has designated certain interest rate swaps as fair value hedges. The Company has structured existing interest rate swap agreements to be 100% effective. These instruments include interest rate swaps, long-term cross currency interest rate swaps and forward exchange contracts. Gains or losses resulting from the early termination of interest rate swaps are deferred as an increase or decrease to the carrying value of the related debt and amortized as an adjustment to the yield of the related debt instrument over the remaining period originally covered by the swap. The cash received or paid relating to the termination of interest rate swaps is included in Other as an operating activity in the Consolidated Statements of Cash Flows.

Foreign Currency Management: The Company utilizes forward exchange contracts and options to manage foreign exchange risk related to both known and anticipated intercompany transactions and third-party commercial transaction exposures of approximately one year in duration or less. The effective portion of the changes in fair value of these instruments is reported in other comprehensive income and reclassified into earnings in the same period or periods in which the hedged transactions affect earnings. Any ineffective portion is immediately recognized in earnings.

The Company also utilizes long-term cross currency interest rate swaps to hedge long-term intercompany financing transactions. Derivative instruments used to hedge intercompany financing transactions are marked to market with the corresponding gains or losses included in accumulated other comprehensive income.

The fair value of foreign currency hedging instruments is recorded in the captions Prepaid expenses and other, Other assets, Other accrued liabilities or Other noncurrent liabilities on the Consolidated Balance Sheets depending on the maturity of the Company's cross currency interest rate swaps and forward contracts at December 31, 2006 and 2005. The earnings impact of cash flow hedges relating to forecasted purchases of inventory is generally reported in cost of products sold to match the underlying transaction being hedged. For hedged forecasted transactions, hedge accounting is discontinued if the forecasted transaction is no longer probable of occurring, in which case previously deferred hedging gains or losses would be recorded to earnings immediately.

Disclosures about Fair Value of Financial Instruments: The Company's financial instruments include cash and cash equivalents, accounts receivable, notes payable and short and long-term debt. The fair value of these instruments approximates carrying values due to their short-term duration, except as follows:

Qualifying Derivative Instruments: The fair value of the Company's qualifying derivative instruments is recorded in the Consolidated Balance Sheets and is described in more detail in Footnote 11.

Long-term Debt: The fair values of the Company's long-term debt issued under the medium-term note program and the junior convertible subordinated debentures are based on quoted market prices and are as follows as of December 31, *(in millions)*:

	2006	2005
Medium-term note program	$1,321.7	$1,473.6
Junior convertible subordinated debentures	$398.1	$345.4

All other significant long-term debt is pursuant to floating rate instruments whose carrying amounts approximate fair value.

Foreign Currency Translation: Assets and liabilities of foreign subsidiaries are translated into U.S. dollars at the rates of exchange in effect at year-end. The related translation adjustments are made directly to acumulated other comprehensive income. Income and expenses are translated at the average monthly rates of exchange in effect during the year. Gains and losses from foreign currency transactions of these subsidiaries are included in net income. International subsidiaries operating in highly inflationary economies translate nonmonetary assets at historical rates, while net monetary assets are translated at current rates, with the resulting translation adjustment included in net income as other expense (income), net.

Income Tax Contingencies: The Company establishes a tax contingency reserve for certain tax exposures when it is not probable that the Company's tax position will be ultimately sustained. The Company eliminates a tax contingency reserve balance when it becomes probable that the Company's tax position will ultimately be sustained, which generally occurs when the statute of limitations for a specific exposure item has expired or when the Company has reached agreement with the taxing authorities on the treatment of an item. The Company generally assesses its tax contingency reserves on a quarterly basis. Management cannot determine with certainty the ultimate resolution of these tax matters. Actual results may differ from the recorded amounts.

Stock-Based Compensation: Prior to January 1, 2006, the Company recognized stock-based compensation expense by applying the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Under APB 25, the Company generally recognized compensation expense only for restricted stock grants. The Company recognized the compensation expense associated with the restricted stock ratably over the associated service period.

Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), using the modified prospective transition method, and therefore has not restated the results of prior periods. Under this transition method, stock-based compensation expense for 2006 includes (i) compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," and (ii) compensation expense for all share-based payment awards granted after January 1, 2006 based on estimated grant-date fair values estimated in accordance with the provision of SFAS 123(R). Compensation expense is adjusted for estimated forfeitures and is recognized on a straight-line basis over the requisite service period of the award, which is generally five years for stock options and three years for restricted stock. The Company estimated future forfeiture rates based on its historical experience. See Footnote 15 for additional information.

Accumulated Other Comprehensive Loss: The following table displays the components of accumulated other comprehensive loss *(in millions)*:

	Foreign Currency Translation Gain	Unrecognized Pension & Other Postretirement Costs	After-tax Derivative Hedging Gain	Accumulated Other Comprehensive Loss
Balance at 12/31/05	$12.8	$(246.3)	$6.8	$(226.7)
Disposal/liquidation of businesses	(1.3)	-	-	(1.3)
Other current year changes	30.1	17.6	(4.3)	43.4
Balance at 12/31/06	$41.6	$(228.7)	$2.5	$(184.6)

Recent Accounting Pronouncements: In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes", an interpretation of FASB Statement No. 109, Accounting for Income Taxes. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, by defining a criterion that an individual tax position must meet for any part of the benefit of that position to be recognized in an enterprise's financial statements. The interpretation would require a review of all tax positions accounted for in accordance with FASB Statement No. 109 and apply a more-likely-than-not recognition threshold. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. Subsequent recognition, derecognition, and measurement is based on management's best judgment given the facts, circumstances and information available at the reporting date. The guidance is effective for fiscal years beginning after December 15, 2006, and the Company intends to adopt the interpretation on January 1, 2007. The Company does not believe FIN 48 will have a material effect on its financial position or results of operations, however, adoption may result in the reclassification of certain income tax liabilities in our consolidated balance sheet and an immaterial adjustment to the balance of retained earnings.

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and states that a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and the Company intends to adopt the standard on January 1, 2008. The Company is currently evaluating the impact, if any, that SFAS 157 will have on its financial position, results of operations and cash flows, but does not believe the effect will be material.

FOOTNOTE 2

Acquisition of DYMO

On November 23, 2005, the Company acquired DYMO, a global leader in designing, manufacturing and marketing on-demand labeling solutions, from Esselte AB. The purchase price of $699.2 million was finalized in 2006, after consideration of certain working capital and other adjustments. The Company funded the purchase payment through a combination of available cash of $480.2 million and debt of $219.0 million from pre-existing credit facilities. In 2006, the Company finalized the purchase price allocation of $699.2 million to the identifiable assets and liabilities. The purchase price allocation was based on management's estimate of fair value using the assistance of third party appraisals at the date of acquisition as follows *(in millions)*:

Current assets	$33.8
Property, plant & equipment, net	21.5
Goodwill	609.3
Other intangible assets, net	118.9
Other assets	0.2
Total assets	$783.7
Current liabilities	$38.1
Deferred income taxes	42.9
Other noncurrent liabilities	3.5
Total liabilities	$84.5

The allocation of the purchase price resulted in the recognition of $609.3 million of goodwill primarily related to the anticipated future earnings and cash flows of the DYMO business including the estimated effects of the integration of this business into the Office Products segment. The transaction resulted in the recognition of $118.9 million in intangible assets consisting primarily of customer lists, patents, and trademarks. Approximately $77.4 million were indefinite-lived intangible assets related to trademarks and $41.5 million related to finite-lived intangible assets that will be amortized over periods of 3 to 10 years with a weighted average amortization period of 5.3 years.

The transaction summarized above was accounted for using the purchase method of accounting and the results of operations are included in the Company's Consolidated Financial Statements since the acquisition date. The acquisition costs included in the purchase price were allocated to goodwill.

The unaudited consolidated results of operations on a pro forma basis, as though the 2005 acquisition of DYMO had been completed on January 1, 2004, are as follows for the year ended December 31, *(in millions, except per share amounts)*:

	2005	2004
Net sales	$5,923.2	$5,935.4
Income from continuing operations	$417.0	$119.6
Net income (loss)	$262.0	$(101.5)
Basic earnings (loss) per share		
Income from continuing operations	$1.52	$0.44
Net income (loss)	$0.95	$(0.37)
Diluted earnings (loss) per share		
Income from continuing operations	$1.52	$0.44
Net income (loss)	$0.95	$(0.37)

These pro forma financial results have been prepared for comparative purposes only and include certain adjustments, such as increased interest expense on acquisition debt. They do not reflect the effect of synergies that are expected to result from integration.

FOOTNOTE 3

Discontinued Operations

The following table summarizes the results of businesses reported as discontinued operations for the years ended December 31, *(in millions)*:

	2006	2005	2004
Net sales	$508.5	$798.2	$1,212.4
Loss from operations of discontinued operations, net of income tax expense of $8.6 million, $5.7 million and $9.2 million for 2006, 2005 and 2004, respectively	$(86.4)	$(58.2)	$(130.6)
Gain (loss) on disposal of discontinued operations, net of income tax expense of $6.5 million, $- million and $4.7 million for 2006, 2005 and 2004, respectively	0.7	(96.8)	(90.5)
Loss from discontinued operations, net of tax	$(85.7)	$(155.0)	$(221.1)

No amounts related to interest expense have been allocated to discontinued operations.

The following table presents summarized balance sheet information of the discontinued operations as of December 31, (*in millions*):

	2006	2005
Accounts receivable, net	$35.8	$127.1
Inventories, net	18.8	104.8
Prepaid expenses and other	1.0	10.8
Property, plant and equipment, net	12.5	122.9
Goodwill	-	50.3
Other intangible assets, net	-	16.7
Other assets	-	0.5
Total Assets	$68.1	$433.1
Accounts payable	$11.6	$71.9
Accrued compensation	4.1	18.5
Other accrued liabilities	15.3	46.8
Other noncurrent liabilities	5.1	9.2
Total Liabilities	$36.1	$146.4

As of December 31, 2006, the assets and liabilities of the discontinued operations consist of the remaining portions of the Home Décor Europe business. As of December 31, 2005, the assets and liabilities of the discontinued operations consist of the European Cookware, Home Décor Europe and Little Tikes businesses.

Little Tikes

In September 2006, the Company entered into an agreement for the intended sale of its Little Tikes business unit to a global family and children's entertainment company. Little Tikes is a global marketer and manufacturer of children's toys and furniture for consumers. The transaction closed in the fourth quarter of 2006. This business was previously included in the Company's Home & Family segment. In 2005, Little Tikes had net sales of approximately $250 million.

In connection with this transaction, the Company recorded a gain of $16.0 million, net of tax, in 2006. The total net gain is reported in the table above as part of the gain (loss) on disposal of discontinued operations.

Home Décor Europe

In June 2006, the Company's Board of Directors committed to a plan to sell the Home Décor Europe business. As a result, the business's operating results, including the impairment charge recognized in the first quarter of 2006 (see further discussion below), is included in the loss from operations of discontinued operations. The Home Décor Europe business designed, manufactured and sold drapery hardware and window treatments in Europe under Gardinia® and other local brands and was previously classified in the Company's former Home Fashions segment. In 2005, Home Décor Europe had net sales of approximately $377 million.

In September 2006, the Company entered into an agreement for the intended sale of portions of the Home Décor Europe business to a global manufacturer and marketer of window treatments and furnishings. The sale included the businesses in Portugal and the Nordic, Central and Eastern European regions. The sale included the largest portion of the total Home Décor Europe business and closed effective December 1, 2006, except for operations in Poland and the Ukraine, which closed effective February 1, 2007.

In October 2006, the Company received a binding offer for the intended sale of the Southern European region of the Home Décor Europe business to another party. The transaction closed in France and Spain effective January 1, 2007 and in Italy effective February 1, 2007, completing the divestiture of Home Décor Europe.

Impairment testing performed by the Company in 2005, utilizing a discounted cash flow analysis, indicated that the enterprise value of the Home Décor Europe business significantly exceeded the book value of this business unit, and no impairment was recorded in respect of this business in 2005. However, during the first quarter of 2006, as a result of a revised corporate strategy and an initiative to improve the Company's portfolio of businesses to focus on those that are best aligned with the Company's strategies of differentiated products, best cost and consumer branding, the Company began exploring various options for its Home Décor Europe business. Those options included marketing the business for potential sale. As a result of this effort, the Company received a preliminary offer from a potential buyer which gave the Company a better indication of the business's fair value, and revealed that the value of the business to a third party was lower than the fair value the Company had previously estimated using expected future cash flows. Based on this offer, the Company determined that the business had a net book value in excess of its fair value. Due to the apparent decline in value, the Company recorded a $50.9 million impairment charge in the first quarter of 2006. During the third quarter of 2006, as a result of the agreements discussed above to dispose of the business, the Company recorded an additional impairment charge of $6.8 million. During the fourth quarter of 2006, as a result of changes in the structure of the agreements discussed above to dispose of the business, the Company recorded an additional impairment charge on the remaining portions of the Home Décor Europe business of $2.5 million, net of an income tax benefit of $1.7 million.

In connection with these transactions, the Company recorded a loss of $11.3 million, net of tax, in 2006. The total net loss is reported in the table above as part of the gain (loss) on disposal of discontinued operations.

European Cookware

In October 2005, the Company entered into an agreement for the intended sale of its European Cookware business. The Company completed this divestiture on January 1, 2006. This business included the brands Pyrex® (used under exclusive license from Corning Incorporated and its subsidiaries in Europe, the Middle East and Africa only) and Vitri® and was previously included in the Company's Home & Family segment.

In connection with this transaction, the Company recorded a total non-cash loss related to the sale of $33.9 million in 2005. The non-cash loss is reported in the table above as part of the gain (loss) on disposal of discontinued operations. In 2005, the European Cookware business had net sales of approximately $115 million.

Curver

In January 2005, the Company entered into an agreement for the intended sale of the Company's Curver business. In June 2005, the Company completed the sale of its Curver business. The Curver business included the Company's European indoor organization and home storage division and was previously reported in the former Cleaning & Organization segment. The sales price, which was subject to reduction for working capital adjustments, was $5 million, paid at closing, plus a note receivable for $5 million, payable within 12 years from closing. The Company may also receive contingent payments, up to an aggregate maximum of $25 million, based on the adjusted earnings before interest and taxes of the Curver business for the five years ending December 31, 2009. Due to anticipated shortfalls in working capital, the Company does not expect to collect any of the $5 million note receivable. In addition, the Company has not included the contingent payments in the calculation of the loss on disposal of discontinued operations.

In connection with this transaction, the Company recorded a non-cash loss related to the sale of $62.0 million, net of tax, in 2005, included in the gain (loss) on disposal of discontinued operations in the table above. In 2004, the Company recorded a non-cash impairment charge of $78.9 million, net of tax, ($34.0 million for goodwill and $44.9 million for other long-lived assets) related to Curver. The charge is included in the loss from operations of discontinued operations for 2004 in the table above.

Panex

In January 2004, the Company completed the sale of its Panex Brazilian low-end cookware division (previously reported in the Home & Family operating segment) and European picture frames businesses (previously reported in the former Home Fashions operating segment).

Burnes, Anchor Hocking and Mirro

In April 2004, the Company sold substantially all of its U.S. picture frame business (Burnes), its Anchor Hocking glassware business and its Mirro cookware business. Under the terms of the agreement and final adjustments relating to the transaction, the Company retained the accounts receivable of the businesses of $76.6 million, and total proceeds, including the retained receivables, as a result of the transaction were $304 million. The Burnes picture frame business was previously reported in the former Home Fashions operating segment, while the Anchor Hocking and Mirro businesses were previously reported in the Home & Family operating segment.

Little Tikes Commercial Play Systems Inc.

In July 2004, the Company completed the sale of Little Tikes Commercial Play Systems Inc. ("LTCPS") to PlayPower, Inc. for approximately $41 million. LTCPS was previously reported in the Home & Family operating segment, as a unit of the Company's Little Tikes division. LTCPS is a manufacturer of commercial playground systems and contained playground environments. The Company retained the consumer portion of its Little Tikes division.

FOOTNOTE 4

Restructuring Costs

Project Acceleration Restructuring Activities

In the third quarter of 2005, the Company announced a global initiative referred to as Project Acceleration aimed at strengthening and transforming the Company's portfolio. In connection with Project Acceleration, the Board of Directors of the Company approved a restructuring plan ("the Plan") that commenced in the fourth quarter of 2005. The Plan is designed to reduce manufacturing overhead to achieve best cost positions and to allow the Company to increase investment in new product development, brand building and marketing. Project Acceleration includes the closures of approximately one-third of the Company's 64 manufacturing facilities (as of December 31, 2005, adjusted for the divestiture of Little Tikes and Home Décor Europe), optimizing the Company's geographic manufacturing footprint. Since the plan's inception, the Company has announced the closure of 14 manufacturing facilities. In 2006, the Company recorded restructuring costs of $66.4 million related to Project Acceleration. In 2005, the Company recorded restructuring costs of $72.6 million, of which $51.3 million relates to Project Acceleration and $21.3 million relates to restructuring actions approved prior to the commencement of Project Acceleration (see below for details). Through December 31, 2006, the Company has approved approximately $166.2 million in restructuring actions related to Project Acceleration and recorded $117.7 million of costs. The Company expects the remaining $48.5 million of costs, primarily severance, associated with plans approved as of December 31, 2006, to be recorded during the first quarter of 2007. The Plan is expected to result in cumulative restructuring costs of approximately $375 million to $400 million ($315 million - $340 million after tax), with between $100 million and $130 million ($85 million - $110 million after tax) to be incurred in 2007 (Unaudited).

The table below shows the restructuring costs recognized for restructuring activities for the following periods *(in millions)*:

	2006	2005
Facility and other exit costs	$14.9	$51.3
Employee severance and termination benefits	44.7	-
Exited contractual commitments and other	6.8	-
Restructuring costs	$66.4	$51.3

Restructuring provisions were determined based on estimates prepared at the time the restructuring actions were approved by management and are periodically updated for changes, and also include amounts recognized as incurred. A summary of the Company's restructuring plan reserves is as follows *(in millions)*:

	12/31/05 Balance	Provision	Costs Incurred	12/31/06 Balance
Facility and other exit costs	$-	$14.9	$(14.9)	$-
Employee severance and termination benefits	-	44.7	(15.8)	28.9
Exited contractual commitments and other	-	6.8	(4.8)	2.0
	$-	$66.4	$(35.5)	$30.9

Costs incurred include cash payments and the impairment of assets associated with vacated facilities and future minimum lease payments included in facility and other exit costs.

The following table depicts the changes in accrued restructuring reserves for the Plan for the period ended December 31, 2006 aggregated by reportable business segment *(in millions)*:

Segment	12/31/05 Balance	Provision	Costs Incurred	12/31/06 Balance
Cleaning, Organization & Décor	$-	$22.0	$(17.6)	$4.4
Office Products	-	38.7	(13.3)	25.4
Tools & Hardware	-	3.6	(3.2)	0.4
Home & Family	-	1.3	(1.0)	0.3
Corporate	-	0.8	(0.4)	0.4
	$-	$66.4	$(35.5)	$30.9

During 2006, the Company received a better indication of the value of assets being disposed of in the Home & Family segment and also made changes to a disposal group of assets in the former Cleaning & Organization segment. These assets were previously written down to estimated net realizable value during the fourth quarter of 2005 as part of Project Acceleration. As a result, the Company reversed $4.8 million of restructuring costs in 2006 due to a combination of higher proceeds and changes made to a disposal group of assets.

Project Acceleration commenced in December 2005 and resulted in non-cash facility restructuring costs in 2005, aggregated by reportable business segment, as follows *(in millions)*:

Segment	Provision
Cleaning, Organization & Décor	$29.3
Office Products	8.6
Tools & Hardware	6.8
Home & Family	6.6
	$51.3

The restructuring actions approved in 2005 related to Project Acceleration resulted in the closure of 9 facilities, with estimated cash costs, primarily employee severance, related to these actions of approximately $25 million to $30 million. As of December 31, 2005, no expenses were recorded related to these cash costs, as notification to the affected employees had not been made.

Pre-Project Acceleration Restructuring Activities

The Company announced a significant restructuring plan (the "2001 Plan") on May 3, 2001. The specific objectives of the 2001 Plan were to streamline the Company's supply chain to become the best-cost global provider throughout the Company's portfolio by reducing worldwide headcount and consolidating duplicative manufacturing facilities. The Company recorded $461.7 million in restructuring costs under the 2001 Plan, including $179.2 million for discontinued operations. While the accounting charges associated with the 2001 Plan were completed in the second quarter of 2004, the Company continued to selectively approve individual restructuring plans. The following table shows the restructuring costs, net of reversals, recognized under the terms of the 2001 Plan and for the selective restructuring actions prior to Project Acceleration for the years ended December 31, excluding restructuring costs related to discontinued operations *(in millions)*:

	2005	2004
Facility and other exit costs	$7.9	$24.8
Employee severance and termination benefits	11.1	5.2
Exited contractual commitments and other	2.3	(1.8)
Restructuring costs	$21.3	$28.2

Restructuring provisions were determined based on estimates prepared at the time the specific restructuring actions were approved by management, and also include amounts recognized as incurred. In 2005, the Company reduced its restructuring reserve by approximately $5.7 million, primarily as a result of higher proceeds received from the sale of property, plant and equipment and favorable negotiations on exited contracts.

Approximately $0.9 million of pre-Acceleration restructuring reserves remain as of December 31, 2006, representing facility and other exit costs. Changes in accrued restructuring reserves for the year ended December 31, 2005, is as follows *(in millions)*:

	12/31/04 Balance	Provision	Costs Incurred	12/31/05 Balance
Facility and other exit costs	$11.3	$7.9	$(17.0)	$2.2
Employee severance and termination benefits	7.5	11.1	(17.2)	1.4
Exited contractual commitments and other	5.8	2.3	(7.2)	0.9
	$24.6	$21.3	$(41.4)	$4.5

Costs incurred include cash payments and the impairment of assets associated with vacated facilities and future minimum lease payments included in facility and other exit costs.

Under the 2001 Plan, the Company exited 84 facilities, of which 31 pertain to discontinued operations, and reduced headcount by approximately 12,000. The following table depicts the changes in accrued restructuring reserves for the year ended December 31, 2005, aggregated by reportable business segment *(in millions)*:

Segment	12/31/04 Balance	Provision	Costs Incurred	12/31/05 Balance
Cleaning, Organization & Décor	$3.0	$14.6	$(14.9)	$2.7
Office Products	12.6	(1.8)	(9.1)	1.7
Tools & Hardware	3.1	4.8	(7.8)	0.1
Home & Family	0.3	1.5	(1.8)	-
Corporate	5.6	2.2	(7.8)	-
	$24.6	$21.3	$(41.4)	$4.5

The restructuring reserve at December 31, 2005 is primarily related to exit costs on certain manufacturing facilities and severance. As noted above, the Company's 2005 restructuring costs included the reversal of $5.7 million, the most significant of which included $4.0 million in the Office Products segment and $1.0 million in Corporate.

Cash paid for restructuring activities, including Pre-Project Acceleration and Project Acceleration restructuring activities, was $26.1 million, $34.3 million and $54.4 million for 2006, 2005 and 2004, respectively.

FOOTNOTE 5

Inventories, Net

The components of net inventories were as follows as of December 31, *(in millions)*:

	2006	2005
Materials and supplies	$172.8	$159.7
Work in process	158.6	169.0
Finished products	519.2	465.1
	$850.6	$793.8

As of December 31, 2006 and 2005, LIFO reserves were $38.1 million and $28.8 million, respectively. Cost of certain domestic inventories (approximately 59.6% and 60.7% of total inventories at December 31, 2006 and 2005, respectively) was determined by the LIFO method; for the balance, cost was determined using the FIFO method. The Company recognized a (loss) gain of $(2.7) million, $0.1 million, and $0.4 million in 2006, 2005 and 2004, respectively, related to the liquidation of LIFO based inventories.

FOOTNOTE 6

Property, Plant & Equipment, Net

Property, plant and equipment, net consisted of the following as of December 31, *(in millions)*:

	2006	2005
Land	$34.1	$32.1
Buildings and improvements	393.7	362.4
Machinery and equipment	1,617.5	1,558.1
	2,045.3	1,952.6
Accumulated depreciation	(1,298.4)	(1,098.6)
	$746.9	$854.0

Depreciation expense was $159.5 million, $180.4 million and $199.6 million in 2006, 2005 and 2004, respectively.

FOOTNOTE 7

Goodwill and Other Intangible Assets, Net

A summary of changes in the Company's goodwill is as follows *(in millions)*:

	2006	2005
Balance at January 1,	$2,304.4	$1,743.9
Acquisitions (1)	68.9	590.0
Other, primarily foreign currency translation	62.4	(29.5)
Balance at December 31,	$2,435.7	$2,304.4

Other intangible assets, net consisted of the following as of December 31, (*in millions*):

	2006	2005	Weighted Average Amortization Period	Amortization Periods
Tradenames – indefinite life	$274.8	$281.0	N/A	N/A
Tradenames – other	49.2	39.8	5 years	3 – 20 years
Other (2)	219.9	137.9	7 years	3 – 14 years
	543.9	458.7		
Accumulated amortization	(85.1)	(57.0)		
	$458.8	$401.7		

(1) Represent DYMO ($28.5 million), CardScan ($16.0 million) and other individually immaterial acquisitions ($24.4 million) in 2006 and primarily the acquisition of DYMO in 2005.
(2) Other consists primarily of capitalized software, non-compete agreements, patents and customer lists.

Other intangible amortization expense, including capitalized software amortization, was $33.8 million, $14.6 million and $15.9 million in 2006, 2005, and 2004, respectively.

FOOTNOTE 8

Other Accrued Liabilities

Accrued liabilities included the following as of December 31, (*in millions*):

	2006	2005
Customer accruals	$277.1	$270.6
Accrued self-insurance liability	86.9	89.7
Accrued restructuring (See Footnote 4)	31.8	4.5
Accrued pension, defined contribution and other postemployment benefits	49.2	58.1
Accruals for manufacturing expenses, including inventory received	118.2	103.3
Accrued medical and life insurance	14.7	15.4
Accrued interest and interest rate swaps	43.1	50.9
Accrued contingencies, primarily legal, environmental and warranty	35.5	21.1
Other	54.4	64.1
Other accrued liabilities	$710.9	$677.7

Customer accruals are promotional allowances and rebates, including cooperative advertising, given to customers in exchange for their selling efforts. The self-insurance accrual is primarily casualty liabilities such as workers' compensation, general and product liability and auto liability and is estimated based upon historical loss experience combined with actuarial evaluation methods, review of significant individual files and the application of risk transfer programs.

FOOTNOTE 9

Credit Arrangements

The Company has short-term foreign and domestic uncommitted lines of credit with various banks that are available for short-term financing. Borrowings under the Company's uncommitted lines of credit are subject to the discretion of the lender. As of December 31, 2006 and 2005, the Company had notes payable to banks in the amount of $23.9 million and $4.0 million, respectively, with weighted average interest rates of 6.3% and 12.2%, respectively.

On November 14, 2005, the Company entered into a $750.0 million syndicated revolving credit facility (the "Revolver") pursuant to a five-year credit agreement. On an annual basis, the Company may request an extension of the Revolver (subject to lender approval) for additional one-year periods. In October 2006, the Company elected to extend the Revolver for an additional one-year period and all but one lender approved the one-year extension. Accordingly, the Company has $750.0 million available under its revolving credit facility through November 2010 and $725.0 million thereafter, through November 2011. At December 31, 2006, there were no borrowings under the Revolver.

In lieu of borrowings under the Revolver, the Company may issue up to $750.0 million of commercial paper through 2010 and $725.0 million thereafter, through 2011. The Revolver provides the committed backup liquidity required to issue commercial paper. Accordingly, commercial paper may only be issued up to the amount available for borrowing under the Revolver. The Revolver also provides for the issuance of up to $100.0 million of standby letters of credit so long as there is a sufficient amount available for borrowing under the Revolver. At December 31, 2006, there was no commercial paper outstanding and there were no standby letters of credit issued under the Revolver. At December 31, 2005, there was $202.0 million of commercial paper outstanding and there were no standby letters of credit issued under the Revolver.

The Revolver permits the Company to borrow funds on a variety of interest rate terms. The Revolver requires, among other things, that the Company maintain certain Interest Coverage and Total Indebtedness to Total Capital Ratios, as defined in the agreement. The Revolver also limits Subsidiary Indebtedness. As of December 31, 2006, the Company was in compliance with the agreement governing the Revolver.

FOOTNOTE 10

Long-Term Debt

The following is a summary of long-term debt as of December 31, (*in millions*):

	2006	2005
Medium-term notes (original maturities ranging from 5 to 30 years, average interest rate of 5.58%)	$1,325.0	$1,475.0
Commercial paper	-	202.0
Floating rate note/preferred debt securities	448.0	450.0
Junior convertible subordinated debentures	436.7	436.7
Terminated interest rate swaps	11.9	24.8
Other long-term debt	4.3	4.0
Total debt	2,225.9	2,592.5
Current portion of long-term debt	(253.6)	(162.8)
Long-term debt	$1,972.3	$2,429.7

The following table summarizes the Company's average commercial paper obligations and interest rate for the year ended December 31, (*in millions, except percentages*):

	2006	2005
- Borrowing	$178.4	$30.7
- Average interest rate	5.0%	3.5%

The aggregate maturities of long-term debt outstanding are as follows as of December 31, 2006 (*in millions*):

2007	2008	2009	2010	2011	Thereafter	Total
$253.6	$450.2	$252.8	$252.4	$2.3	$1,014.6	$2,225.9

The medium-term notes, revolving credit agreement (and related commercial paper), preferred debt securities, and junior convertible subordinated debentures are all unsecured.

Preferred Debt Securities: Under a 2001 receivables facility with a financial institution, the Company created a financing entity that is consolidated in the Company's financial statements. Under this facility, the Company regularly enters into transactions with the financing entity to sell an undivided interest in substantially all of the Company's United States trade receivables to the financing entity. In 2001, the financing entity issued $450.0 million in preferred debt securities to the financial institution. Certain levels of accounts receivable write-offs and other events would permit the financial institution to terminate the receivables facility. On September 18, 2006, in accordance with the terms of the receivables facility, the financing entity caused the preferred debt securities to be exchanged for cash of $2.2 million, a two year floating rate note in an aggregate principal amount of $448.0 million and a cash premium of $5.2 million. Because this debt matures in 2008, the entire amount is considered to be long-term. At any time prior to maturity of the note, the holder may elect to convert it into new preferred debt securities of the financing entity with a par value equal to the outstanding principal amount of the note. The note must be repaid and any preferred debt securities into which the note is converted must be retired or redeemed before the Company can have access to the financing entity's receivables. As of December 31, 2006 and 2005, the aggregate amount of outstanding receivables sold under this facility was $696.7 million and $746.9 million, respectively. The receivables and the preferred debt securities or note, as applicable, are recorded in the consolidated accounts of the Company.

Junior Convertible Subordinated Debentures: As of December 31, 2006, the Company fully and unconditionally guarantees 8.4 million shares of 5.25% convertible preferred securities issued by a 100% owned finance subsidiary of the Company, which are callable at 100.525% of the liquidation preference, decreasing over time to 100% by December 2007. Each of these "Preferred Securities" is convertible into 0.9865 of a share of the Company's common stock, and is entitled to a quarterly cash distribution at the annual rate of $2.625 per share.

The proceeds of the Preferred Securities were invested in $515.5 million of the Company's 5.25% Junior Convertible Subordinated Debentures ("Debentures"). The Debentures are the sole assets of the subsidiary trust, mature on December 1, 2027, bear interest at an annual rate of 5.25%, are payable quarterly and became redeemable by the Company beginning in December 2001. The Company may defer interest payments on the Debentures for a period of up to 20 consecutive quarters, during which period distribution payments on the Preferred Securities are also deferred. Under this circumstance, the Company may not declare or pay any cash distributions with respect to its common or preferred stock or debt securities that do not rank senior to the Debentures. As of December 31, 2006, the Company has not elected to defer interest payments.

In 2005 and 2004, the Company purchased 750,000 and 825,000 shares, respectively, of its Preferred Securities from holders at an average price of $47.075 per share ($35.3 million) and $43.6875 per share ($36.0 million), respectively. In connection with the purchases of these securities, the Company negotiated the early retirement of the corresponding Debentures with the subsidiary trust. The Company accounted for these transactions as an extinguishment of debt resulting in net gains of $1.7 million and $4.4 million in 2005 and 2004, respectively, which were included in other expense (income), net.

Terminated Interest Rate Swaps: At December 31, 2006 and 2005, the carrying amount of long-term debt and current maturities thereof includes $11.9 million and $24.8 million (of which $3.4 million and $12.8 million is classified as current), respectively, relating to terminated interest rate swap agreements.

Effective March 9, 2004, the Company terminated an interest rate swap agreement prior to the scheduled maturity date and received cash of $9.2 million. Of this amount, $5.5 million represented the fair value of the swap that was terminated and the remainder represents net interest receivable on the swap. The cash received relating to the fair value of the swap has been included in Other as an operating activity in the Consolidated Statements of Cash Flows. On March 9, 2004, the Company entered into a fixed to floating rate swap that effectively replaced the terminated swap.

FOOTNOTE 11

Derivative Financial Instruments

Interest Rate Risk Management: At December 31, 2006, the Company had interest rate swaps designated as fair value hedges with an outstanding notional principal amount of $500.0 million, with a net accrued interest payable of $3.6 million. There is no credit exposure on the Company's interest rate derivatives at December 31, 2006.

At December 31, 2006, the Company had long-term cross currency interest rate swaps with an outstanding notional principal amount of $312.4 million, with a net accrued interest receivable of $1.7 million. The maturities on these long-term cross currency interest rate swaps are three years.

Foreign Currency Management: The following table summarizes the Company's forward exchange contracts, long-term cross currency interest rate swaps and option contracts in U.S. dollars by major currency and contractual amount. The "buy" amounts represent the U.S. equivalent of commitments to purchase foreign currencies, and the "sell" amounts represent the U.S. equivalent of commitments to sell foreign currencies according to the local needs of the subsidiaries. The contractual amounts of significant forward exchange contracts, long-term cross currency interest rate swaps and option contracts and their fair values as of December 31, were as follows (*in millions*):

	2006		2005	
	Buy	Sell	Buy	Sell
British Pounds	$429.8	$207.2	$272.1	$59.2
Canadian Dollars	0.9	263.6	0.9	348.0
Euro	2.5	735.0	60.9	805.2
Other	21.0	21.6	31.7	18.2
	$454.2	$1,227.4	$365.6	$1,230.6
Fair Value	$(3.4)	$0.7	$30.5	$18.0

The net loss recognized in 2006, 2005 and 2004 for matured natural gas and cash flow forward exchange contracts was $4.2 million, $4.5 million and $8.9 million, net of tax, respectively, which was recognized in the Consolidated Statements of Operations. The Company estimates that $1.7 million of income, net of tax, deferred in accumulated other comprehensive income, will be recognized in earnings in 2007.

See Footnote 18 for information regarding the termination of a cross currency interest rate swap.

FOOTNOTE 12

Leases

The Company leases manufacturing, warehouse and other facilities, real estate, transportation, and data processing and other equipment under leases that expire at various dates through the year 2020. Rent expense was $84.4 million, $103.6 million and $101.3 million in 2006, 2005 and 2004, respectively.

Future minimum rental payments for operating leases with initial or remaining terms in excess of one year are as follows as of December 31, 2006 (*in millions*):

2007	2008	2009	2010	2011	Thereafter	Total
$63.4	$52.1	$43.8	$29.9	$21.7	$81.6	$292.5

FOOTNOTE 13

Employee Benefit and Retirement Plans

Effective December 31, 2006, the Company adopted the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)" ("SFAS 158"). SFAS 158 required the Company to recognize the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension plans in the December 31, 2006 consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive loss, net of tax. The adjustment to accumulated other comprehensive loss at adoption represents the net unrecognized actuarial losses, unrecognized prior service costs, and unrecognized transition obligation remaining from the initial adoption of SFAS No. 87, "Employers' Accounting for Pensions" (SFAS 87), all of which were previously netted against the plan's funded status in the Company's historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic pension cost in the same periods will be recognized as a component of other comprehensive income. Those amounts will be subsequently recognized as a component of net periodic pension cost on the same basis as the amounts recognized in accumulated other comprehensive loss upon adoption of SFAS 158. SFAS 158 also requires the measurement of defined benefit plan assets and obligations as of the date of the employer's fiscal year end statement of financial position beginning after December 15, 2008. The Company currently measures defined benefit plan assets and liabilities for the majority of its plans on September 30th, and expects to adopt the measurement date provisions of SFAS 158 in 2008.

The incremental effects of adopting the provisions of SFAS 158 on the Company's consolidated balance sheet at December 31, 2006 are presented in the following table. The adoption of SFAS 158 had no effect on the Company's consolidated statement of operations for the year ended December 31, 2006 or for any prior period presented, and it will not affect the Company's operating results in future periods. Had the Company not been required to adopt SFAS 158 at December 31, 2006, it would have recognized an additional minimum liability pursuant to the provisions of SFAS 87. The effect of recognizing the additional minimum liability is included in the table below in the column labeled "Prior to Adopting SFAS 158."

	At December 31, 2006		
	Prior to Adopting SFAS 158	Effect of Adopting SFAS 158	As Reported at December 31, 2006
Intangible asset	$7.2	$(7.2)	$ -
Prepaid benefit cost	34.2	(28.5)	5.7
Accrued benefit cost	(443.9)	(12.1)	(456.0)
Deferred income taxes	113.6	15.4	129.0
Accumulated other comprehensive loss	$196.3	$32.4	$228.7

Included in accumulated other comprehensive loss at December 31, 2006 is $358.0 million ($228.7 million net of tax) related to net unrecognized actuarial losses and unrecognized prior service credit that have not yet been recognized in net periodic pension or benefit cost. The Company expects to recognize $10.9 million ($7.1 net of tax) in net actuarial losses and prior service credit in net periodic pension and benefit cost during 2007.

As of December 31, 2006, the Company maintained various non-qualified deferred compensation plans with varying terms. The total liability associated with these plans was $75.1 million and $68.1 million as of December 31, 2006 and 2005, respectively. These liabilities are included in Other Noncurrent Liabilities in the Consolidated Balance Sheets. These plans are partially funded with asset balances of $38.9 million and $32.8 million as of December 31, 2006 and 2005, respectively. These assets are included in Other Assets in the Consolidated Balance Sheets.

The Company has a Supplemental Executive Retirement Plan ("SERP"), which is a nonqualified defined benefit plan pursuant to which the Company will pay supplemental pension benefits to certain key employees upon retirement based upon the employees' years of service and compensation. The SERP is partially funded through a trust agreement with the Northern Trust Company, as trustee, that owns life insurance policies on key employees. At December 31, 2006 and 2005, the life insurance contracts had a cash surrender value of $77.7 million and $76.0 million, respectively. These assets are included in Other Assets in the Consolidated Balance Sheets. The projected benefit obligation was $78.2 million and $79.6 million at December 31, 2006 and 2005, respectively. The SERP liabilities are included in the pension table below; however, the Company's investment in the life insurance contracts is excluded from the table as they do not qualify as plan assets under SFAS No. 87, "Employers' Accounting for Pensions."

The Company and its subsidiaries have noncontributory pension, profit sharing and contributory 401(k) plans covering substantially all of their foreign and domestic employees. Plan benefits are generally based on years of service and/or compensation. The Company's funding policy is to contribute not less than the minimum amounts required by the Employee Retirement Income Security Act of 1974, as amended, the Internal Revenue Code of 1986, as amended or foreign statutes to assure that plan assets will be adequate to provide retirement benefits.

The Company's matching contributions to the contributory 401(k) plans were $15.9 million, $15.4 million, and $18.7 million for the years ended December 31, 2006, 2005 and 2004, respectively.

The Company uses a September 30th measurement date for the majority of its plans. The following provides a reconciliation of benefit obligations, plan assets and funded status of the Company's noncontributory defined benefit pension plans, including the SERP, as of December 31, (*in millions, except percentages*):

	United States		International	
	2006	2005	2006	2005
Change in benefit obligation:				
Benefit obligation at January 1	$896.4	$878.8	$482.5	$447.6
Service cost	2.8	2.2	7.3	7.8
Interest cost	51.4	51.7	24.5	23.5
Amendments	0.4	0.2	-	-
Actuarial (gain) loss	(38.8)	72.1	(6.0)	70.4
Acquisitions and other	-	(0.6)	(4.4)	8.4
Currency translation	-	-	64.7	(55.1)
Benefits paid from plan assets	(56.5)	(57.7)	(24.9)	(19.5)
Curtailments, settlement costs	0.1	(50.3)	-	(0.6)
Benefit obligation at December 31	$855.8	$896.4	$543.7	$482.5

	United States		International	
	2006	2005	2006	2005
Change in plan assets:				
Fair value of plan assets at January 1	$693.7	$646.6	$340.5	$303.8
Actual return on plan assets	68.0	98.5	26.9	45.6
Acquisitions and other	-	-	(1.1)	3.0
Contributions	6.2	6.3	21.1	43.6
Currency translation	-	-	48.3	(36.6)
Benefits paid from plan assets	(56.5)	(57.7)	(24.9)	(19.5)
Settlement charges and other	-	-	(0.1)	0.6
Fair value of plan assets at December 31	$711.4	$693.7	$410.7	$340.5
Funded Status:				
Funded status at December 31	$(144.4)	$(202.7)	$(133.0)	$(142.0)
Unrecognized net loss and other (in 2005)	-	304.0	-	100.7
Unrecognized prior service cost (in 2005)	-	14.4	-	-
Net amount recognized (in 2005)	$-	$115.7	$-	$(41.3)
Amounts recognized the Consolidated Balance Sheets:				
Intangible asset (1)	$ -	$9.7	$ -	$ -
Prepaid benefit cost (1)	-	-	5.7	-
Accrued current benefit cost (2)	(6.5)	-	(3.8)	(15.0)
Accrued noncurrent benefit cost (3)	(137.9)	(189.3)	(134.9)	(118.2)
Accumulated other comprehensive loss	262.6	295.3	100.1	91.9
Total	$118.2	$115.7	$(32.9)	$(41.3)
Accumulated benefit obligation	$845.7	$882.5	$530.9	$471.0
Weighted-average assumptions used to determine benefit obligation:				
Discount rate	6.00%	5.75%	5.11%	4.90%
Long-term rate of return on plan assets	8.50%	8.50%	6.69%	6.91%
Long-term rate of compensation increase	4.50%	4.50%	3.90%	3.71%

(1) Recorded in Other Assets
(2) Recorded in Other Accrued Liabilities
(3) Record in Other Noncurrent Liabilities

	United States		International	
	2006	2005	2006	2005
Weighted-average assumptions used to determine net periodic benefit cost:				
Discount rate	5.75%	6.25%	4.90%	5.71%
Long-term rate of return on plan assets	8.50%	8.50%	6.91%	7.33%
Long-term rate of compensation increase	4.50%	4.50%	3.71%	4.12%

Net pension cost (benefit) includes the following components as of December 31, (*in millions*):

	United States			International		
	2006	2005	2004	2006	2005	2004
Service cost-benefits earned during the year	$2.8	$2.2	$40.9	$7.3	$7.8	$9.4
Interest cost on projected benefit obligation	51.4	51.7	54.5	24.5	23.5	24.0
Expected return on plan assets	(59.5)	(64.6)	(65.8)	(24.7)	(21.0)	(21.5)
Amortization of:						
Prior service cost	1.0	1.1	(0.4)	-	-	-
Transition obligation	-	-	-	-	-	-
Actuarial loss	7.8	4.9	5.1	4.9	3.9	1.8
Curtailment, settlement and special termination benefit costs	0.2	(16.5)	0.8	-	(0.8)	(1.9)
Net pension cost (benefit)	$3.7	$(21.2)	$35.1	$12.0	$13.4	$11.8

Several of the Company's subsidiaries currently provide retiree health care and life insurance benefits for certain employee groups. The following provides a reconciliation of benefit obligations and funded status of the Company's other postretirement benefit plans as of December 31, (*in millions, except percentages*):

	2006	2005
Change in benefit obligation:		
Benefit obligation at January 1	$173.4	$238.6
Service cost	2.6	3.8
Interest cost	10.0	13.6
Actuarial loss (gain)	16.5	(32.4)
Benefits paid from plan assets	(23.8)	(25.2)
Amendments	-	(20.3)
Curtailments	-	(4.7)
Benefit obligation at December 31	$178.7	$173.4
Funded Status:		
Funded status at December 31	$(178.7)	$(173.4)
Contributions made between measurement date and December 31	5.8	6.5
Unrecognized net loss and other (in 2005)	-	2.3
Unrecognized prior service benefit (in 2005)	-	(26.0)
Net liability recognized	$(172.9)	$(190.6)
Amounts recognized in the Consolidated Balance Sheets:		
Accrued current benefit cost (1)	$(18.4)	$(20.9)
Accrued noncurrent benefit cost (2)	(154.5)	(169.7)
Accumulated other comprehensive loss	(4.7)	-
Total	$(177.6)	$(190.6)

There are no plan assets associated with the Company's other postretirement benefit plans.

The weighted average discount rate at the measurement dates for the Company's defined benefit and other post-retirement benefit plans is developed using a spot interest yield curve based upon a broad population of corporate bonds rated AA or higher, adjusted to match the duration of each plan's benefits. The following are the weighted-average assumptions used to determine net periodic benefit cost for the other postretirement benefit plans:

	2006	2005
Discount rate	5.75%	6.25%
Health care cost trend rate	6.00%	6.00%

Other postretirement benefit costs include the following components as of December 31, (*in millions*):

	2006	2005	2004
Service cost-benefits earned during the year	$2.6	$3.8	$4.5
Interest cost on projected benefit obligation	10.0	13.6	14.2
Amortization of:			
Prior service benefit	(2.4)	(2.4)	(0.6)
Actuarial loss	-	1.3	0.6
Curtailments	(0.1)	-	-
Net postretirement benefit costs	$10.1	$16.3	$18.7

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the defined benefit pension plans with accumulated benefit obligations in excess of plan assets are as follows as of December 31, (*in millions*):

	United States		International	
	2006	2005	2006	2005
Projected benefit obligation	$(855.8)	$(896.4)	$(373.6)	$(482.5)
Accumulated benefit obligation	$(845.7)	$(882.5)	$(362.9)	$(471.0)
Fair value of plan assets	$711.4	$693.7	$233.5	$340.5

In accordance with Financial Accounting Standards Board (FASB) Statement No. 87, "Employers' Accounting for Pensions," the Company recorded an additional minimum pension liability adjustment at December 31, 2005. In 2005, the Company recorded a charge to equity of $59.8 million, net of tax. The reduction to stockholders' equity did not affect net income, but is included in other comprehensive income. The Company believes that its pension plan has the appropriate long-term investment strategy and the Company's liquidity position is expected to remain strong.

Assumed health care cost trends have been used in the valuation of postretirement benefits. The trend rate is 8% (for retirees under age 65) and 10% (for retirees over age 65) in 2006, declining to 6% for all retirees in 2012 and thereafter.

The health care cost trend rate significantly affects the reported postretirement benefit costs and obligations. A one-percentage point change in the assumed rate would have the following effects (*in millions*):

	1% Increase	1% Decrease
Effect on total of service and interest cost components	$1.1	$(1.0)
Effect on postretirement benefit obligations	$13.2	$(12.3)

The Company's defined benefit pension plan weighted-average asset allocation at December 31, 2006 and 2005, by asset category, are as follows:

	United States		International	
	2006	2005	2006	2005
Equity securities	65.6%	66.3%	51.5%	49.9%
Debt securities	22.9%	23.3%	40.4%	34.8%
Real estate	4.5%	4.4%	2.0%	1.7%
Other	7.0%	6.0%	6.1%	13.6%
Total	100.0%	100.0%	100.0%	100.0%

The Company employs a total return investment approach whereby a mix of equities and fixed income investments is used to maximize the long-term return of plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and corporate financial condition. The investment portfolio is comprised of a diversified blend of equity, real estate and fixed income investments. Equity investments include large and small market capitalization stocks as well as growth, value and international stock positions.

The Company employs a building block approach in determining the long-term rate of return for plan assets. Historical markets are studied and long-term historical relationships between equities and fixed-income are preserved consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. Current market factors, such as inflation and interest rates, are evaluated before long-term capital market assumptions are determined. The long-term portfolio return is established via a building block approach with proper consideration of diversification and rebalancing. Peer data and historical returns are reviewed to check for reasonableness and appropriateness.

The Company expects to make cash contributions of approximately $22.2 million to its defined pension plans in 2007.

In 2005, the Company made a voluntary $25.0 million cash contribution to its foreign pension plans, primarily in the United Kingdom.

Estimated future benefit payments under the Company's defined benefit pension plans and other post-retirement benefit plans are as follows as of December 31, 2006 (*in millions*):

	2007	2008	2009	2010	2011	2012-2016
Pension Benefits	$71.3	$71.0	$71.4	$72.4	$74.5	$416.6
Other Postretirement Benefits	19.0	18.2	17.4	16.6	15.9	68.0

The other postretirement benefit payments are net of annual Medicare Part D subsidies of approximately $2.0 million per year.

Effective December 31, 2004, the Company froze its defined benefit pension plan for its entire non-union U.S. workforce. As a result of this curtailment, the Company reduced its pension obligation by $50.3 million and recorded a curtailment gain related to negative prior service cost in 2005 of $15.8 million. In conjunction with this action, the Company offered special termination benefits to certain employees who accepted early retirement. The Company replaced the defined benefit pension plan with an additional defined contribution benefit, whereby the Company will make additional contributions to the Company sponsored profit sharing plan. The new defined contribution plan has a five-year cliff-vesting schedule, but allows credit for service rendered prior to the inception of the defined contribution benefit arrangement. The Company recorded $19.6 million and $21.4 million in expense for the defined contribution benefit arrangement for the years ended December 31, 2006 and 2005, respectively. The liability associated with this plan as of December 31, 2006 and 2005 is $19.6 million and $21.4 million, respectively, and is included in other accrued liabilities on the Consolidated Balance Sheet.

FOOTNOTE 14

Earnings per Share

The calculation of basic and diluted earnings per share for the years ended December 31, is shown below *(in millions, except per share data)*:

	2006	2005	2004
Numerator for basic earnings per share:			
Income from continuing operations	$470.7	$406.3	$105.0
Loss from discontinued operations	(85.7)	(155.0)	(221.1)
Net income (loss) for basic earnings per share	$385.0	$251.3	$(116.1)
Numerator for diluted earnings per share:			
Income from continuing operations	$470.7	$406.3	$105.0
Effect of convertible preferred securities (1)	-	-	-
Income from continuing operations for diluted earnings per share	470.7	406.3	105.0
Loss from discontinued operations	(85.7)	(155.0)	(221.1)
Net income (loss) for diluted earnings per share	$385.0	$251.3	$(116.1)
Denominator:			
Denominator for basic earnings per share – weighted-average shares	274.6	274.4	274.4
Dilutive securities (2)	0.9	0.5	0.3
Convertible preferred securities (1)	-	-	-
Denominator for diluted earnings per share	275.5	274.9	274.7
Basic earnings (loss) per share:			
Earnings from continuing operations	$1.71	$1.48	$0.38
Loss from discontinued operations	(0.31)	(0.56)	(0.81)
Earnings (loss) per share	$1.40	$0.92	$(0.42)
Diluted earnings (loss) per share:			
Earnings from continuing operations	$1.71	$1.48	$0.38
Loss from discontinued operations	(0.31)	(0.56)	(0.80)
Earnings (loss) per share	$1.40	$0.91	$(0.42)

(1) The convertible preferred securities are anti-dilutive for 2006, 2005 and 2004, and therefore have been excluded from diluted earnings per share. Had the convertible preferred securities been included in the diluted earnings per share calculation, net income would be increased by $14.2 million, $14.4 million and $16.2 million for 2006, 2005 and 2004, respectively. Weighted average shares outstanding would have increased by 8.3 million shares, 8.4 million shares and 9.7 million shares for 2006, 2005 and 2004, respectively.

(2) Dilutive securities include "in the money options" and restricted stock awards. The weighted-average shares outstanding for 2006, 2005 and 2004 exclude the effect of approximately 11.1 million, 9.6 million and 10.6 million stock options, respectively, because such options were anti-dilutive.

FOOTNOTE 15

Stock-Based Compensation

The Company offers stock-based compensation to its employees that include stock options, restricted stock awards and performance share awards as follows:

Stock Options

The Company's stock plans include plans adopted in 1993 and 2003. The Company has issued both non-qualified and incentive stock options at exercise prices equal to the Company's common stock price on the date of grant with contractual terms of ten years that generally vest and are expensed ratably over five years.

Restricted Stock

Restricted stock awards are independent of stock option grants and are subject to forfeiture if employment terminates prior to vesting. The awards generally cliff-vest three years from the date of grant. Prior to vesting, ownership of the shares cannot be transferred. The restricted stock has the same dividend and voting rights as the common stock. The Company expenses the cost of these awards ratably over the vesting period.

Performance Shares

Performance share awards issued under the 2003 Stock Plan represent the right to receive unrestricted shares of stock based on the achievement of Company performance objectives and/or individual performance goals established by the Organizational Development & Compensation Committee and the Board of Directors. There were no performance shares granted in 2005 and 2004. The majority of the performance shares awarded in 2006 are related to a transition grant as the Company moved to a new cash bonus structure. Shares of unrestricted common stock were issued pursuant to these awards in February 2007 based on 2006 performance.

Prior to January 1, 2006, the Company recognized stock-based compensation expense by applying the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Under APB 25, the Company generally recognized compensation expense only for restricted stock. The Company recognized the compensation expense associated with the restricted stock ratably over the associated service period.

Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), using the modified prospective method, and therefore has not restated the results of prior periods. Under this transition method, stock-based compensation expense for 2006 includes (i) compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), and (ii) compensation expense for all share-based payment awards granted after January 1, 2006 based on estimated grant-date fair values estimated in accordance with the provision of SFAS 123(R). Compensation expense is adjusted for estimated forfeitures and is recognized on a straight-line basis over the requisite service period of the award, which is generally five years for stock options and three years for restricted stock. The Company estimated future forfeiture rates based on its historical experience during the preceding fiscal years. The adoption of SFAS 123(R) resulted in additional compensation expense of $17.4 million ($10.8 million after tax) in 2006 and reduced basic and diluted earnings per share by $0.04 per share in 2006.

The table below highlights the expense related to share-based payments for the following periods *(in millions)*:

	2006	2005	2004
Stock options	$17.8	$0.4	$-
Restricted stock	14.3	5.7	2.8
Performance shares	11.9	-	-
Stock-based compensation	$44.0	$6.1	$2.8
Stock-based compensation, net of income tax benefit of $16.7 million, $2.3 million and $1.1 million in 2006, 2005 and 2004, respectively	$27.3	$3.8	$1.7

In 2006, the Company modified its stock-based compensation plans by expanding the number of employees receiving restricted stock.

The following table is a reconciliation of the Company's net income and earnings per share to pro forma net income and pro forma earnings per share as if the Company had adopted the provisions of SFAS No. 123 with respect to options granted under the Company's stock option plans during the following periods *(in millions, except per share data):*

	2005	2004
Net income (loss):		
As reported	$251.3	$(116.1)
Fair value option expense, net of income taxes of $6.7 million and $8.7 million in 2005 and 2004, respectively	(11.0)	(14.2)
Pro forma	$240.3	$(130.3)
Basic earnings (loss) per share:		
As reported	$0.92	$(0.42)
Pro forma	$0.88	$(0.47)
Diluted earnings (loss) per share:		
As reported	$0.91	$(0.42)
Pro forma	$0.87	$(0.47)

The fair value of share-based payment awards was estimated using the Black-Scholes option pricing model with the following assumptions and weighted-average fair values for the periods below:

	2006	2005	2004
Risk-free interest rate	4.6%	3.9%	4.2%
Dividend yield	3.0%	3.0%	3.0%
Expected volatility	33%	33%	30%
Expected life (in years)	6.5	6.5	8.0

The Company utilized its historical experience to estimate the expected life of the options and volatility.

The following summarizes the changes in the number of shares of common stock under option for following periods (*shares in millions*):

	Shares	Weighted Average Exercise Price	Exercisable at end of year	Weighted Average Exercise Price	Weighted average fair value of options granted during the year	Aggregate Intrinsic Value
Outstanding at December 31, 2003	12.3	$30	4.4	$31		
Granted	3.0	23			$7	
Exercised	(0.1)	22				
Forfeited / expired	(3.7)	30				
Outstanding at December 31, 2004	11.5	$28	5.0	$30		
Granted	3.2	23			$6	
Exercised	-	23				
Forfeited / expired	(1.5)	29				
Outstanding at December 31, 2005	13.2	$27	5.8	$29		
Granted	3.2	25			$7	
Exercised	(0.8)	24				$3.5
Forfeited / expired	(1.5)	27				
Outstanding at December 31, 2006	14.1	$26	6.8	$28		$52.2
Vested and expected to vest at December 31, 2006	13.1	$26				

At December 31, 2006, the aggregate intrinsic value of exercisable options was $18.5 million.

Options outstanding and exercisable as of December 31, 2006 are as follows (*shares in millions*):

	Options Outstanding			Options Exercisable		
Range of Exercise Prices	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
$19.00 - $22.49	2.3	$22	7.9	0.6	$22	7.5
$22.50 - $27.49	7.5	24	7.1	3.1	24	5.1
$27.50 - $34.99	3.1	30	5.6	2.1	31	4.7
$35.00 - $50.00	1.2	38	3.4	1.0	38	3.2
$19.00 - $50.00	14.1	$26	6.6	6.8	$28	4.9

The following table summarizes the changes in the number of shares of restricted stock for the following periods (*shares in millions*):

	Shares	Weighted-average grant date fair value
Outstanding at December 31, 2004	0.4	$23
Granted	0.7	22
Vested	-	-
Forfeited	(0.1)	24
Outstanding at December 31, 2005	1.0	$23
Granted	1.5	24
Vested	-	-
Forfeited	(0.3)	24
Outstanding at December 31, 2006	2.2	$24
Vested and expected to vest at December 31, 2006	2.0	$24

The following table summarizes the Company's total unrecognized compensation cost related to stock-based compensation as of December 31, 2006 (*in millions*):

	Unrecognized Compensation Cost	Weighted Average Period of Expense Recognition (in years)
Stock options	$40.3	2
Restricted stock	26.9	2
Total	$67.2	

FOOTNOTE 16

Income Taxes

The provision for income taxes consists of the following as of December 31, (*in millions*):

	2006	2005	2004
Current:			
Federal	$(8.8)	$29.7	$(17.4)
State	1.0	5.4	5.3
Foreign	67.2	50.1	27.7
	59.4	85.2	15.6
Deferred	(15.2)	(28.1)	77.3
	$44.2	$57.1	$92.9

The non-U.S. component of income (loss) from continuing operations before income taxes was $231.2 million in 2006, $201.4 million in 2005 and $(134.3) million in 2004.

The components of the net deferred tax asset are as follows as of December 31, (*in millions*):

	2006	2005
Deferred tax assets:		
Accruals not currently deductible for tax purposes	$144.6	$125.7
Postretirement liabilities	65.0	70.0
Inventory reserves	11.9	30.9
Prepaid pension asset	86.4	97.6
Self-insurance liability	8.7	10.3
Foreign net operating losses	214.4	206.5
Other	32.2	4.3
Total gross deferred tax assets	563.2	545.3
Less valuation allowance	(246.4)	(232.6)
Net deferred tax asset after valuation allowance	$316.8	$312.7
Deferred tax liabilities:		
Accelerated depreciation	$(73.5)	$(100.0)
Amortizable intangibles	(127.0)	(59.8)
Other	(4.9)	(5.4)
Total gross deferred liabilities	(205.4)	(165.2)
Net deferred tax asset	$111.4	$147.5
Current net deferred income tax asset	$110.1	$109.8
Noncurrent deferred income tax asset	1.3	37.7
	$111.4	$147.5

At December 31, 2006, the Company had foreign net operating loss ("NOL") carryforwards of approximately $669.4 million, most of which carryforward without expiration. The potential tax benefits associated with those foreign net operating losses are approximately $214.4 million. The valuation allowance on NOLs increased $10.2 million during 2006 to $209.9 million at December 31, 2006. This increase is primarily due to foreign net operating losses generated during the year which management is uncertain as to the ability to utilize in the future, reduced by foreign net operating losses no longer available for use due to business changes and divestitures.

A reconciliation of the U.S. statutory rate to the effective income tax rate is as follows as of December 31,

	2006	2005	2004
Statutory rate	35.0%	35.0%	35.0%
Add (deduct) effect of:			
State income taxes, net of federal income tax effect	0.1	0.8	0.8
Foreign tax credit	(1.5)	(0.3)	(6.0)
Foreign rate differential and other	(5.1)	(9.0)	(10.1)
Resolution of tax contingencies	(4.8)	(15.9)	(9.4)
Tax basis differential on goodwill impairment	-	1.7	36.6
Impact of legal entity restructuring	(15.1)	-	-
Effective rate	8.6%	12.3%	46.9%

No U.S. deferred taxes have been provided on the undistributed non-U.S. subsidiary earnings that are considered to be permanently invested. At December 31, 2006, the estimated amount of total unremitted non-U.S. subsidiary earnings is $417.9 million.

Significant Income Tax Matters and Resolution of Tax Contingencies

2006

The Company completed the reorganization of certain legal entities in Europe which resulted in the recognition of an income tax benefit of $78.0 million.

The Company determined that it would more likely than not be able to utilize certain capital loss carryforwards that it previously believed would expire unused as a result of expected capital gains. Accordingly, the Company reversed an income tax valuation reserve of $3.6 million.

The statute of limitations on certain transactions for which the Company had provided tax reserves, in whole or in part, expired resulting in the reversal of the provisions and interest accrued thereon in the amount of $21.2 million.

2005

In January 2005, the Company reached agreement with the Internal Revenue Service (IRS) relating to the appropriate treatment of a specific deduction included in the Company's 2003 U.S. federal income tax return. The Company requested accelerated review of the transaction under the *IRS' Pre-Filing Agreement* Program that resulted in affirmative resolution in late January 2005. A $58.6 million benefit was recorded in income taxes for 2005 related to this issue. The amount was fully reserved as of December 31, 2004.

In 2005, the statute of limitations on certain tax positions for which the Company had provided tax reserves, in whole or in part, expired resulting in the reversal of the provisions and interest accrued thereon in the amounts of $15.3 million.

2004

In 2004, the Company received a refund of $2.9 million from the IRS relating to amounts previously paid and recorded this amount as a reduction to income taxes. Also during 2004, the statute of limitations on certain transactions for which the Company had provided tax reserves, in whole or in part, expired resulting in the reversal of the provisions and interest accrued thereon in the amount of $43.6 million. Accordingly, the impact was recorded as a reduction to income taxes.

In 2004, due to significant restructuring activity and certain changes in the Company's business model affecting the utilization of net operating loss carryovers, particularly in certain European countries, the valuation allowance on certain net operating losses previously tax-benefited was increased by $31.0 million. This amount was recorded in income taxes for 2004.

FOOTNOTE 17

Impairment Charges

2006

There were no non-cash impairment charges recorded in 2006.

2005

In 2005, the Company recorded non-cash impairment charges of $0.4 million for trademarks and tradenames related to businesses in the Company's Tools & Hardware segment.

2004

As a result of the impairment testing performed in 2004, the Company recorded non-cash impairment charges of $264.0 million ($243.1 million, net of tax), as follows:

Segment	Goodwill	Other Indefinite-Lived Intangible Assets	Other Long-Lived Assets	Total
Cleaning, Organization & Décor	$-	$-	$11.3	$11.3
Office Products	138.8	93.8	11.4	244.0
Tools & Hardware	1.5	3.3	2.0	6.8
Home & Family	-	-	1.9	1.9
Total	$140.3	$97.1	$26.6	$264.0

Cleaning, Organization & Décor

In 2004, the Company made the decision to exit certain product lines, which resulted in the impairment of fixed assets. The Company determined the fair value of the fixed assets by estimating the future cash flows attributable to these fixed assets, including an estimate of the ultimate sale proceeds. Accordingly, the Company recorded a charge to write-down the assets to their estimated fair value.

Office Products

The impairment charge recorded in the Office Products segment in 2004 was primarily a result of three factors:

- Prior year restructuring activity related to a European business had not resulted in the expected returns, and management began exploring alternatives for this product line. Accordingly, an impairment charge was recorded to write-down the long-lived assets to fair value (disposal value). The impairment charge recognized on this product line was $80.8 million, of which $8.5 million related to the write-down of property, plant & equipment.

- In the European business, the Company historically promoted and supported several different businesses in the everyday writing category. In 2004, management developed a plan to consolidate certain businesses in Europe in this category. This new plan resulted from several factors:

  - The Company believes that rationalizing its brands will enable the Company to more effectively allocate capital and other resources. In this regard, the Company is focused on promoting its brands globally and reducing the reliance on local or regional brands.

  - The brand targeted for rationalization had experienced sales declines, especially in 2004, and management believed it has more effective investment opportunities outside of this brand.

  As a result of this plan, the Company recognized an impairment charge of $123.1 million related to this product line.

- Management decided to rationalize several trademarks and tradenames (brands), primarily in the Latin America businesses. As a result of this decision, the Company determined that certain brands that were previously considered to have indefinite lives were impaired. Accordingly, the Company wrote-down these trademarks and tradenames to their fair value and began amortizing these brands over their remaining useful lives (generally three years). The total impairment charge recognized as a result of the decision to rationalize brands was $37.2 million.

The remaining impairment charge recognized in 2004 represents a write-down to fair value of certain other long-lived assets.

Tools & Hardware / Home & Family

The impairment charge recorded in the Tools & Hardware and Home & Family segments in 2004 primarily relates to patents that the Company chose to allow to expire and fixed assets that were held for sale, and accordingly, were written-down to fair value.

In 2004, the Company began exploring various options for certain businesses and product lines in the Tools & Hardware segment, including evaluating those businesses for potential sale. As this process progressed, the Company determined that the businesses had a net book value in excess of their fair value. Due to the apparent decline in value, the Company conducted an impairment test and recorded an impairment loss to write-down the net assets of these businesses and product lines to fair value.

FOOTNOTE 18

Other Expense (Income), Net

Other expense (income), net consists of the following as of December 31, (*in millions*):

	2006	2005	2004
Equity earnings	$(0.9)	$(0.9)	$(0.9)
Minority interest	3.6	2.8	2.3
Currency transaction loss (gain)	3.0	0.3	(0.7)
Loss (gain) on disposal of fixed assets	2.9	(14.8)	(1.4)
Liquidation of foreign entity (1)	-	(10.3)	-
Gain on debt extinguishment (2)	-	(1.7)	(4.4)
Other	1.1	1.5	2.1
	$9.7	$(23.1)	$(3.0)

(1) In December 2005, the Company liquidated a foreign subsidiary and terminated a cross currency interest rate swap that was designated as a hedge of the Company's net investment in the subsidiary. In connection with these actions, the Company recognized a net gain of $10.3 million in other income. The cash paid to terminate the swap was reflected in other in the Company's cash flow from operations.

(2) See Footnote 10 for further information regarding debt extinguishment.

FOOTNOTE 19

Industry Segment Information

The Company's reporting segments reflect the Company's focus on building large consumer brands, promoting organizational integration, achieving operating efficiencies in sourcing and distribution and leveraging our understanding of similar consumer segments and distribution channels. The Company aggregates certain of its operating segments into four reportable segments. The reportable segments are as follows:

Segment	Description of Products
Cleaning, Organization & Décor	Material handling, cleaning, refuse, indoor/outdoor organization, home storage, food storage, drapery hardware, window treatments
Office Products	Ball point/roller ball pens, markers, highlighters, pencils, correction fluids, office products, art supplies, on-demand labeling products, card-scanning solutions
Tools & Hardware	Hand tools, power tool accessories, manual paint applicators, cabinet, window and convenience hardware, propane torches, solder
Home & Family (Other)	Operating segments that do not meet aggregation criteria, including premium cookware and related kitchenware, hair care accessory products, infant and juvenile products, including high chairs, car seats, strollers, and play yards

In the fourth quarter of 2006, the Company combined its Cleaning & Organization and Home Fashions segments (now referred to as Cleaning, Organization & Décor) as these businesses sell to similar major customers, produce products that are used in and around the home, and leverage the same management structure.

Also in 2006, the Company updated its segment reporting to reflect the realignment of certain European businesses, previously reported in the former Cleaning & Organization segment, and now reported in the Home & Family segment for all periods presented. The decision to realign these businesses, which include the Graco European business, is consistent with the Company's move from a regional management structure to a global business unit structure. Management measures segment profit as operating income of the business. The Company's segment results are as follows as of December 31, *(in millions)*:

	2006	2005	2004
Net Sales (1)			
Cleaning, Organization & Décor	$1,995.7	$1,921.0	$1,993.4
Office Products	2,031.6	1,713.3	1,686.2
Tools & Hardware	1,262.2	1,260.3	1,218.7
Home & Family	911.5	822.6	808.8
	$6,201.0	$5,717.2	$5,707.1
Operating Income (2)			
Cleaning, Organization & Décor	$209.1	$145.8	$113.6
Office Products	287.0	266.0	262.0
Tools & Hardware	185.0	171.1	181.7
Home & Family	117.9	103.5	88.4
Corporate	(76.0)	(46.0)	(39.3)
Impairment Charges	-	(0.4)	(264.0)
Restructuring Costs	(66.4)	(72.6)	(28.2)
	$656.6	$567.4	$314.2
Depreciation & Amortization			
Cleaning, Organization & Décor	$67.9	$85.2	$87.3
Office Products	55.9	46.7	46.5
Tools & Hardware	34.2	31.7	30.8
Home & Family	11.7	14.1	17.7
Corporate	23.6	13.9	27.1
	$193.3	$191.6	$209.4
Capital Expenditures (3)			
Cleaning, Organization & Décor	$22.1	$22.0	$27.8
Office Products	29.7	24.0	35.6
Tools & Hardware	15.6	18.5	26.7
Home & Family	7.7	7.3	5.8
Corporate	62.1	1.8	1.4
	$137.2	$73.6	$97.3

	2006	2005
Identifiable Assets		
Cleaning, Organization & Décor	$840.3	$917.0
Office Products	1,264.6	1,020.0
Tools & Hardware	660.8	735.1
Home & Family	293.7	283.6
Corporate (4)	3,183.0	3,057.3
Discontinued Operations	68.1	433.1
	$6,310.5	$6,446.1

Geographic Area Information

	2006	2005	2004
Net Sales			
United States	$4,603.4	$4,338.5	$4,365.6
Canada	387.9	352.2	330.6
North America	4,991.3	4,690.7	4,696.2
Europe	781.0	639.8	660.6
Central and South America	239.3	224.8	196.1
Other	189.4	161.9	154.2
	$6,201.0	$5,717.2	$5,707.1
Operating Income (2), (5)			
United States	$517.4	$434.9	$427.4
Canada	78.8	65.8	68.6
North America	596.2	500.7	496.0
Europe	15.4	24.0	(176.8)
Central and South America	5.3	12.9	(36.8)
Other	39.7	29.8	31.8
	$656.6	$567.4	$314.2

	2006	2005
Property, Plant and Equipment, Net		
United States	$533.5	$660.4
Canada	14.8	19.1
North America	548.3	679.5
Europe	123.7	93.0
Central and South America	31.1	35.5
Other	43.8	46.0
	$746.9	$854.0

(1) All intercompany transactions have been eliminated. Sales to Wal*Mart Stores, Inc. and subsidiaries amounted to approximately 12%, 13% and 16% of consolidated net sales for the years ended December 31, 2006, 2005 and 2004, respectively, substantially across all divisions. Sales to no other customer exceeded 10% of consolidated net sales for any year.

(2) Operating income is net sales less cost of products sold and selling, general and administrative expenses. Certain headquarters expenses of an operational nature are allocated to business segments and geographic areas primarily on a net sales basis.

(3) Capital expenditures associated with discontinued businesses have been excluded.

(4) Corporate assets primarily include tradenames and goodwill, equity investments and deferred tax assets. Accordingly, the write-down of goodwill and other intangible assets associated with the impairment charge (see Footnote 17 for additional details) have been reflected as reductions in Corporate assets.

(5) The restructuring and impairment charges have been reflected in the appropriate geographic regions.

FOOTNOTE 20

Litigation and Contingencies

The Company is involved in legal proceedings in the ordinary course of its business. These proceedings include claims for damages arising out of use of the Company's products, allegations of infringement of intellectual property, commercial disputes and employment matters as well as environmental matters described below. Some of the legal proceedings include claims for punitive as well as compensatory damages, and certain proceedings purport to be class actions.

The Company, using current product sales data and historical trends, actuarially calculates the estimate of its exposure for product liability. As a result of the most recent analysis, the Company has product liability reserves of $30.6 million as of December 31, 2006. The Corporation is insured for product liability claims for amounts in excess of established deductibles and accrues for the estimated liability as described up to the limits of the deductibles. All other claims and lawsuits are handled on a case-by-case basis.

As of December 31, 2006, the Company was involved in various matters concerning federal and state environmental laws and regulations, including matters in which the Company has been identified by the U.S. Environmental Protection Agency and certain state environmental agencies as a potentially responsible party ("PRP") at contaminated sites under the Federal Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and equivalent state laws.

In assessing its environmental response costs, the Company has considered several factors, including the extent of the Company's volumetric contribution at each site relative to that of other PRPs; the kind of waste; the terms of existing cost sharing and other applicable agreements; the financial ability of other PRPs to share in the payment of requisite costs; the Company's prior experience with similar sites; environmental studies and cost estimates available to the Company; the effects of inflation on cost estimates; and the extent to which the Company's, and other parties', status as PRPs is disputed.

The Company's estimate of environmental response costs associated with these matters as of December 31, 2006 ranged between $15.9 million and $35.6 million. As of December 31, 2006, the Company had a reserve equal to $19.8 million for such environmental response costs in the aggregate, which is included in other accrued liabilities and other noncurrent liabilities in the Consolidated Balance Sheets. No insurance recovery was taken into account in determining the Company's cost estimates or reserve, nor do the Company's cost estimates or reserve reflect any discounting for present value purposes, except with respect to four long-term (30 year) operations and maintenance CERCLA matters which are estimated at their present value of $9.5 million.

Because of the uncertainties associated with environmental investigations and response activities, the possibility that the Company could be identified as a PRP at sites identified in the future that require the incurrence of environmental response costs and the possibility of additional sites as a result of businesses acquired, actual costs to be incurred by the Company may vary from the Company's estimates.

Although management of the Company cannot predict the ultimate outcome of these legal proceedings with certainty, it believes that the ultimate resolution of the Company's legal proceedings, including any amounts it may be required to pay in excess of amounts reserved, will not have a material effect on the Company's Consolidated Financial Statements.

In the normal course of business and as part of its acquisition and divestiture strategy, the Company may provide certain representations and indemnifications related to legal, environmental, product liability, tax or other types of issues. Based on the nature of these representations and indemnifications, it is not possible to predict the maximum potential payments under all of these agreements due to the conditional nature of the Company's obligations and the unique facts and circumstances involved in each particular agreement. Historically, payments made by the Company under these agreements did not have a material effect on the Company's business, financial condition or results of operation.

As of December 31, 2006, the Company had $95.4 million in standby letters of credit primarily related to the Company's self-insurance programs, including workers' compensation, product liability, and medical.

COMMON STOCK PRICE PERFORMANCE GRAPH

The following common stock price performance graph compares the yearly change in the Company's cumulative total stockholder returns on its common stock during the years 2002 through 2006, with the cumulative total return of the Standard & Poor's 500 Index and the Dow Jones Consumer Goods Index, assuming the investment of $100 on December 31, 2001 and the reinvestment of dividends (rounded to the nearest dollar).


COMPARISON OF CUMULATIVE FIVE YEAR TOTAL RETURN
$200
$150
$100
$50
$0
2001
2002
2003
2004
2005
2006
Newell Rubbermaid Inc.
S&P 500 Index
DJ Consumer Goods Index

	2001	2002	2003	2004	2005	2006
Newell Rubbermaid Inc.	100	112.85	87.54	96.39	98.28	123.47
S&P 500 Index	100	77.90	100.25	111.15	116.61	135.03
DJ Consumer Goods Index	100	95.63	116.25	130.26	132.92	152.75

NEW YORK STOCK EXCHANGE CERTIFICATIONS

The certifications of the Company's Chief Executive Officer and Chief Financial Officer have been included as Exhibits 31.1 and 31.2 to the 2006 Form 10-K, as required by the Sarbanes-Oxley Act. In addition, in 2006, the Company's Chief Executive Officer provided to the New York Stock Exchange the annual Chief Executive Officer certification regarding the Company's compliance with the New York Stock Exchange's corporate governance listing standards.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's common stock is listed on the New York and Chicago Stock Exchanges (symbol: NWL). As of January 31, 2007 there were 17,371 stockholders of record. The following table sets forth the high and low sales prices of the common stock on the New York Stock Exchange Composite Tape (as published in The Wall Street Journal) for the calendar periods indicated:

	2006		2005	
Quarters	High	Low	High	Low
First	$26.35	$23.25	$24.55	$20.60
Second	28.63	24.35	24.06	20.50
Third	29.25	24.04	25.69	21.66
Fourth	29.98	27.75	24.49	21.54

The Company has paid regular cash dividends on its common stock since 1947. The quarterly cash dividend has been $0.21 per share since February 1, 2000. The Company currently expects that comparable cash dividends will continue to be paid to holders of the Company's common stock in the future. However, the payment of dividends to holders of the Company's common stock remains entirely at the discretion of the Board of Directors and will depend upon many factors, including the Company's financial condition, earnings, legal requirements and other factors the Board of Directors deems relevant.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

(Amounts in millions, except percentages and per share data)

Operating income ($ and % of net sales)	12 Months Ending December 31, 2005	12 Months Ending December 31, 2006
Operating income, as reported	$567.4	$656.6
Add: Restructuring and other charges	51.6	66.4
Operating income, excluding charges	**$619.0**	**$723.0**
Current year net sales	$5,717.2	$6,201.0
Operating income, excluding charges, as a % of net sales	**10.8%**	**11.7%**

Diluted net income per share	12 Months Ending December 31, 2005	12 Months Ending December 31, 2006
Diluted net income per share from continuing operations	$1.48	$1.71
Add: Restructuring and other charges	0.12	0.17
Diluted net income per share from continuing operations, excluding charges	**$1.60**	**$1.88**

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Newell Rubbermaid is traded on the New York Stock Exchange under the symbol NWL. Additional copies of this annual report, Newell Rubbermaid's Form 10-K and proxy statement filed with the Securities and Exchange Commission, dividend reinvestment plan information, recent and historical financial data and other information about Newell Rubbermaid are available without charge to interested stockholders upon request.

All requests and inquiries should be directed to:

Newell Rubbermaid Inc.
Investor Relations
10B Glenlake Parkway, Suite 300
Atlanta, GA 30328
(800) 424-1941
investor.relations@newellco.com
www.newellrubbermaid.com

Annual Meeting of Stockholders
The annual meeting of stockholders will be held May 8, 2007, 9:00 a.m. ET at:
Georgia Tech Hotel and Conference Center
800 Spring Street NW
Atlanta, GA 30308
(404) 347-9440

Stockholder Account Maintenance
Communications concerning the transfer of shares, lost certificates, dividends, dividend reinvestment, receipt of multiple dividend checks, duplicate mailings or change of address should be directed to the Transfer Agent and Registrar:

Computershare Investor Services
P.O. Box 43036
Providence, RI 02940-3036
(877) 233-3006
www.computershare.com

This annual report should be read in conjunction with Newell Rubbermaid's 2007 annual meeting proxy statement and the 2006 Form 10-K. Copies of the proxy statement and Form 10-K may be obtained online at www.newellrubbermaid.com.

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Executive Officers

Mark D. Ketchum
President & Chief Executive Officer
Age 57
Joined company 2005

Hartley D. Blaha
President, Corporate Development
Age 41
Joined company 2003

Timothy J. Jahnke
Group President, Home & Family Group
Age 47
Joined company 1986

Raymond J. Johnson
President, Global Manufacturing & Supply Chain
Age 51
Joined company 2002

Steven G. Marton
Group President, Office Products Group
Age 50
Joined company 2004

Dale L. Matschullat
Vice President, General Counsel & Corporate Secretary
Age 61
Joined company 1989

Magnus R. Nicolin
President, Newell Rubbermaid Europe, Middle East & Africa
Age 50
Joined company 2006

James J. Roberts
Group President & Chief Operating Officer, Rubbermaid/IRWIN Group
Age 48
Joined company 2001

J. Patrick Robinson
Executive Vice President & Chief Financial Officer
Age 51
Joined company 2001

Gordon C. Steele
Vice President & Chief Information Officer
Age 55
Joined company 2005

James M. Sweet
Executive Vice President, Human Resources & Corporate Communications
Age 54
Joined company 2004

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END

Newell Rubbermaid Inc. 10B Glenlake Parkway, Suite 300, Atlanta, GA 30328 www.newellrubbermaid.com

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